UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of February, 2026
Commission File Number 1-15250

BANCO BRADESCO S.A.
(Exact name of registrant as specified in its charter)

BANK BRADESCO
(Translation of Registrant's name into English)

Cidade de Deus, s/n, Vila Yara
06029-900 - Osasco - SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

 .

JUR_SP - 57165827v1 - 466004.557924 ATTENDANCE MANUAL Extraordinary General Meeting March 31 | 4:00 P.M. Table of Contents Message from the Chairman of the Board of Directors ............................................................................ 3 Call Notice ................................................................................................................................................. 4 Information about the General Meetings ................................................................................................ 7 Quorum Requirements ............................................................................................................................. 7 Quorum for Resolutions ........................................................................................................................... 7 Exercise of the Right to Vote .................................................................................................................... 7 Holders of American Depositary Receipts (ADRs) .................................................................................... 7 Technology Requirements for participation:............................................................................................ 8 Registration ............................................................................................................................................... 8 Participation by Remote Voting.............................................................................................................. 11 Attorneys-in-fact ..................................................................................................................................... 14 Power of Attorney Template .................................................................................................................. 15 Management Proposal ........................................................................................................................... 16 Annex I to CVM Resolution No. 81/22 – Information on the Merger .................................................... 26 Annex L to CVM Resolution No. 81/22 – Information on the Appraisers .............................................. 34 KPMG Auditores Independentes Ltda. Proposal and Appraisal Report ................................................. 35 Message from the Chairman of the Board of Directors Back to table of contents JUR_SP - 57165827v1 - 466004.557924 Cidade de Deus, Osasco, SP, February 27, 2026 Message from the Chairman of the Board of Directors Dear shareholders, We are pleased to present this Manual of Extraordinary General Meeting of Bradesco, to be held exclusively in digital format on March 31, at 4 p.m. This Extraordinary General Meeting is being convened as part of the business combination between Bradesco Gestão de Saúde S.A. (“BGS”), which is a wholly-owned subsidiary of Bradseg Participações S.A. (“Bradseg”) which, in turn, is a wholly-owned subsidiary of Bradesco, and Odontoprev S.A. (“Odontoprev"), with the ultimate purpose of unifying, through Odontoprev, the equity interests in various businesses in the health segment of the Bradesco Organization and Odontoprev’s businesses (“Transaction”). As a result, upon the implementation of all steps of the Transaction (including the satisfaction of the applicable conditions precedent), Odontoprev will assume the role of consolidator of the healthcare ecosystem of the Bradesco Organization, taking control of all of its healthcare businesses, simplifying the corporate structure, enhancing administrative efficiency and providing potential benefits through the expansion of the integrated offering of health and dental solutions. Further details on the Transaction as a whole can be found in the notices of material fact released on this date by Bradesco and Odontoprev. The Bradseg spin-off proposal submitted for consideration at this Extraordinary General Meeting represents a significant step in the evolution of the Bradesco Organization's corporate structure and in the consolidation of our healthcare segment strategy. We are convinced that this Transaction creates the necessary conditions for this business arm to continue evolving with soundness, profitability, and responsibility, maintaining our commitment to transparency and to creating sustainable value for all shareholders. All information necessary for your registration to participate in this important event has been set forth in a chapter specifically dedicated to this matter. We would also like to inform you that, alternatively, the right to vote may be exercised, until March 27, inclusive, through the “Distance Voting Ballot” available on the Bradesco website and also on the websites of the Securities and Exchange Commission and B3 S.A. – Brasil, Bolsa, Balcão. On this topic, I suggest consulting the detailed guidance contained in this Manual in order to avoid defects in filling out and/or sending that could invalidate your vote. We remain at your disposal to answer any questions via e-mail assembleias@bradesco.com.br. We wish you all a successful meeting! Banco Bradesco S.A. Luiz Carlos Trabuco Cappi Chairman of the Board of Directors Call notice Back to Table of Contents 4 Call Notice Banco Bradesco S.A. Extraordinary General Meeting We invite shareholders to meet at the Extraordinary General Meeting, to be held on March 31, 2026, at 4:00 p.m., exclusively in digital format, to resolve on the matter set forth in the Agenda. This Extraordinary General Meeting is convened to approve the partial spin-off of Bradseg Participações S.A. (“Bradseg”) with the absorption of the spun-off net assets by the Company (“Bradseg Partial Spin-Off”), in the context of the business combination between Bradesco Gestão de Saúde S.A. (“BGS”), which is a wholly-owned subsidiary of Bradseg which, in turn, is a wholly-owned subsidiary of the Company, and Odontoprev S.A. (“Odontoprev"), a company indirectly controlled by Bradesco, with the ultimate objective of unifying, in Odontoprev, the equity interests in various businesses in the health segment of the Bradesco Organization and Odontoprev’s businesses (“Transaction”). As a result, following the implementation of all stages of the Transaction (including satisfaction of applicable conditions precedent), Odontoprev will be elevated to the role of consolidator of the Bradesco Organization's healthcare ecosystem, assuming control of all its healthcare businesses, simplifying the corporate structure, providing greater administrative efficiency, and enabling potential benefits through the expansion of the integrated offering of healthcare and dental solutions. Further details about the Transaction as a whole can be found in the notices of material fact released on this date by Bradesco and Odontoprev. Agenda: To jointly examine, discuss, and vote on the following acts and documents related to the Bradseg Partial Spin-Off: 1. The “Protocol and Justification for the Partial Spin-Off of Bradseg Participações S.A. and Absorption of the Spun-Off Portion by Banco Bradesco S.A.”, executed on February 26, 2026, between the management of Bradesco and Bradseg; 2. The ratification of the appointment and hiring of KPMG Auditores Independentes Ltda., as the company responsible for preparing the appraisal report of the book value of the portion to be spun off from Bradseg, to be transferred to the Company ("Appraisal Report”); 3. The Appraisal Report; 4. The Bradseg Partial Spin-Off; and 5. The authorization for the Company's officers to perform all acts necessary for the implementation of the Bradseg Partial Spin-Off. ___________________________________________________________________ In accordance with Article 5, Paragraph 4 of CVM Resolution No. 81/22, as amended by CVM Resolutions Nos. 59/21 and 204/24 (“CVM Resolution No. 81/22”), Bradesco considers it more Call notice Back to Table of Contents 5 appropriate to hold the Extraordinary General Meeting hereby convened exclusively in digital format, since this format allows for greater shareholder participation, as it enables the attendance of shareholders from any location in Brazil and abroad, as well as reducing costs both for shareholder participation and for holding the meeting. Participation in the Meeting: the shareholders, their legal representatives or attorneys-in-fact may attend the Shareholders´ Meetings in any of the following ways: Distance Voting: the shareholder may express their voting intention by submitting, by March 27, 2026, the respective Distance Voting Ballot: to the bookkeeper of the Company's shares, through the Bradesco Branch Network; to their custodian agents that provide this service, in the case of shareholders holding shares deposited with the central depositary; to B3 S.A. – Brasil, Bolsa, Balcão, in its capacity as central depositary of the Company’s shares; and directly to the Company, at the e-mail assembleias@bradesco.com.br, with no need for subsequent delivery of the physical document. For additional information, see the rules set forth in CVM Resolution No. 81/22, and the procedures described in the Distance Voting Ballot made available by the Company, as well as in the Extraordinary General Meeting (“Manual”). Participation and Voting during the General Meeting by Electronic System: the shareholder may participate in the Meeting and vote virtually during its proceedings. The guidelines, data, and password for connection will be sent to shareholders who, by March 29, 2026, send a request to participate in the Meeting to the pre-registration link below, attaching the identification and/or representation documents, as detailed in the Manual. https://easyvoting.alfm.adv.br/acionista.wpconsentimento.aspx?CtxW0jdnQS4JAgUx1hIBxYiEATa6-iUK0f4dqwszDIzy9xEtlSH8FQJ3B2fOlKlM As provided for in Paragraph 3 of Article 6 of CVM Resolution No. 81/22, shareholders who do not submit the request to participate in the General Meeting by March 29, 2026 may not be able to participate through the electronic system made available by the Company. Pursuant to Article 126 of Law No. 6,404/76 and subsequent amendments (“Law No. 6,404/76”), to participate and vote at the Meeting, the shareholder must observe that: in addition to the identity document and corporate and representation documents (in the case of corporate shareholders), the shareholder must also present, at the time of submitting the registration request, proof of ownership of shares issued by the Company, issued by the custodian. For the holder of book-entry shares held in custody at Bradesco, the presentation of said proof is waived; Call notice Back to Table of Contents 6 the shareholder may be represented by an attorney-in-fact appointed not more than one year prior, provided such attorney-in-fact is a shareholder or manager of the Company, a lawyer or financial institution, or an asset manager authorized by CVM and duly appointed to represent investment funds; corporate shareholders may be represented in accordance with their bylaws/articles of association; before being submitted to the Company, the corporate and representation documents of legal entities and investment funds executed in a foreign language must be translated into Portuguese. The respective translations must be registered with the Registry of Titles and Documents (a sworn translation is not required). _____________________________________________________________________________ Documents available to shareholders: all legal documents and additional information necessary for analysis and exercise of voting rights are available to shareholders on the websites of Bradesco (banco.bradesco/ri), B3 S.A. - Brasil, Bolsa, Balcão (http://www.b3.com.br/pt_br/produtos-e-servicos/negociacao/renda-variavel/empresas-listadas.htm) and the CVM (http://sistemas.cvm.gov.br/?CiaDoc). Any inquiries may be directed to the Investor Relations website - banco.bradesco/ri- Corporate Governance, the Bradesco Branch Network, or via e-mail assembleias@bradesco.com.br. Osasco, SP, February 27, 2026 Luiz Carlos Trabuco Cappi Chairman of the Board of Directors Information on the General Meeting Back to Table of Contents 7 Information about the General Meetings As previously mentioned, we summon the Extraordinary General Meeting, to be held, exclusively in digital format, on March 31, 2026, at 4:00 p.m., whose Call Notice, contained in this Manual, lists, in the agenda, the matters to be discussed, and no other matters requiring a resolution at the meeting may be included. Quorum Requirements Pursuant to Article 125 of Law No. 6,404/76, subject to the exceptions provided for by law, the Extraordinary General Meeting is convened, on first call, with the attendance of shareholders representing at least 1/4 (one quarter) of the total votes conferred by voting shares, and on second call, with any number. Quorum for Resolutions Pursuant to Article 129 of Law No. 6,404/76, the resolutions shall be taken by the absolute majority of votes, not counting blank votes. Exercise of the Right to Vote In accordance with Brazilian law and the Bylaws of Bradesco: the holders of common shares: shall have the right to vote on all matters listed in the Agenda; the holders of preferred shares: shall not have the right to vote; although they are not granted voting rights on the other matters, they may participate in the examination and discussion of each of them. Holders of American Depositary Receipts (ADRs) Holders of American Depositary Receipts (ADRs) shall be granted the right to vote on the matters listed in the Agenda, according to the class of shares (common or preferred) underlying their ADRs. ADR holders will be duly instructed by The Bank of New York Mellon, the depositary bank for the ADRs backed by shares issued by Bradesco. Information on the Extraordinary General Meeting Back to Table of Contents 8 Guidelines for participation through the ALFM Easy Voting digital platform (“Platform”) to be used for participation and voting at the General Meeting Technology Requirements for participation: Personal Desktop computer or laptop computer, with Internet connection and Microsoft Windows 10 (64-bit) or macOS Catalina 10.15.4 operating systems; Audio and video compatibility; The use of headphones is recommended for better audio quality; Make sure in advance that your equipment has a microphone; Before the scheduled time for the Extraordinary General Meeting to begin, ensure that, in the “Settings for Site”, the camera and microphone access options are enabled; The Company recommends that, especially the legal representatives of corporate shareholders, verify with their IT support departments whether there are any access restrictions to the platform; Although the Zoom platform is available, via app, for iOS and Android mobile devices, the Company does not recommend the use of mobile devices, due to the limitations of communication interaction between shareholder and Company specifically for this application. Registration Shareholders or attorneys-in-fact who wish to participate through the Platform must access the link for pre-registration, no later than March 29, 2026 (inclusive), filling in all requested information and uploading the identification and/or representation documents, as detailed in this Manual. https://easyvoting.alfm.adv.br/acionista.wpconsentimento.aspx?CtxW0jdnQS4JAgUx1hIBxYiEATa6-iUK0f4dqwszDIzy9xEtlSH8FQJ3B2fOlKlM After registration, the Company will validate the information and shareholders or attorneys-in-fact will receive, within 24 hours, an e-mail informing them of the approval or denial of the registration. Registrations received during holidays and/or weekends will be validated by 6:00 p.m. on the next business day, except for registrations received on March 29, 2026, for which validation will be completed by 3:00 p.m. on March 30, 2026. The shareholder may participate in the Meeting and vote virtually during its proceedings. Information on the Extraordinary General Meeting Back to Table of Contents 9 As provided for in Paragraph 3 of Article 6 of CVM Resolution No. 81/22, shareholders who do not submit the request to participate in the Meeting by March 29, 2026 will not be able to participate in the Meeting through the electronic system made available by the Company. Although registration for participation through the digital platform closes on March 29, 2026, Bradesco recommends that shareholders do so before this date, so that, in the event of any technological incompatibility that prevents participation, your vote may still be submitted via the Distance Voting Ballot, whose deadline expires on March 27, 2026. Access via the platform will be restricted to shareholders or their representatives or attorneys-in-fact, as applicable, who register in accordance with this Manual. The Company warns that shareholders who do not submit the request and the necessary participation documents within the period required herein will not be able to participate in the General Meeting. To ensure the exclusive presence of shareholders and their representatives, only after receipt of the request and verification of the shareholder's identification and representation documents, will the instructions, 24 (twenty-four) hours prior to the start of the Meeting, be sent to the e-mail address indicated by the shareholder or attorney-in-fact, with the link and password for participation. Requests for participation in the Meeting through the Platform submitted outside the deadline and rules described in this Manual will be disregarded by Bradesco. Information on the Extraordinary General Meeting Back to Table of Contents 10 Registered shareholders agree, subject to liability: (i) to use the connection data and password, which are personal and non-transferable, solely and exclusively for remotely attending the Extraordinary General Meeting; (ii) not to share or disclose, in whole or in part, the login credentials to any third party, whether a shareholder or not; and (iii) to refrain from recording or reproducing, in whole or in part, or transferring to any third party, shareholder or not, the content or any information transmitted through virtual means during or after the Meeting. The Company (i) recommends that participating shareholders familiarize themselves beforehand with the digital platform and ensure their devices are compatible; and (ii) requests that, on the day of the Meeting, eligible shareholders access the platform 30 minutes before the scheduled start time, with the objective of allowing validation of access and their participation. The shareholder who requested participation in the Extraordinary General Meeting through the digital platform and has not received the respective access authorizations by 10 a.m. on March 31, 2026 should send an email to assembleias@bradesco.com.br and easyvoting@alfm.adv.br or call +55 11 2050-0700 to resolve the issue. If doubts arise relating strictly to the access or use of the digital platform, the shareholders may contact technical support by the e-mail easyvoting@alfm.adv.br or they may call +55 11 2050-0700. Participation and/or Voting on the Digital Platform Pursuant to Article 47 of CVM Resolution No. 81/22, the shareholder who participates through the digital platform may speak and, if desired, may exercise their voting right, and will be considered present at the Extraordinary General Meeting and signatory of the respective minutes. The shareholder who has already submitted the Distance Voting Ballot may register to use the digital platform (i) simply to attend the General Meeting proceedings; or (ii) attend the proceedings and exercise voting rights at the Meeting, in which case the following shall apply: all voting instructions previously sent through the Distance Voting Ballot shall be disregarded by the Company. Participating shareholders hereby authorize the Company to use any information contained in the recording of the Extraordinary General Meeting and documents previously submitted for (i) recording of statements and viewing of documents presented during the Extraordinary General Meeting; (ii) recording of the authenticity and security of communications during the Extraordinary General Meeting; (iii) record of attendance and votes cast by participating shareholders; (iv) compliance with legal orders from competent authorities; and (v) defense of the Company, its officers, and contracted third parties, in any judicial, arbitral, regulatory, or administrative proceedings. Additionally, the Company recommends that, during the Extraordinary General Meeting, participating shareholders keep their microphones muted and their cameras off, in order to avoid connection instability and improve sound quality, it being already permitted to the presiding board of proceedings to mute cameras and microphones when the floor is not open to shareholders. The platform will also provide a live text chat with the presiding board. Information on the Extraordinary General Meeting Back to Table of Contents 11 The Company is not responsible for any operational or connection problem that the shareholder may have, nor for any other event that may hinder or prevent their participation in the Extraordinary General Meeting through the available digital platform. Participation by Remote Voting As provided in Articles 26 et seq. of CVM Resolution No. 81/22, the shareholders of the Company may also exercise voting at the Extraordinary General Meeting through a remote voting process, to be formalized in a document called “Distance Voting Ballot” (“Ballot”), the template for which is available in the Corporate Governance section of the website of Bradesco Investor Relations (banco.bradesco/ri) or in the website of the CVM (http://sistemas.cvm.gov.br/?CiaDoc). Bradesco informs that: Holders of common shares with positions held up to the date of the General Meeting shall be entitled to vote on all matters contained in the Ballot; Minority shareholders holding preferred shares shall not have the right to vote. The shareholder who decides to exercise the right to vote remotely must do so through one of the options described below: I - Ballot completed and signed at a Bradesco Branch. This option is intended exclusively for the shareholders holding shares deposited at Bradesco, as the bookkeeper of shares issued by itself. The entire Bradesco Branch Network in Brazil is available, during local banking business hours, to assist the shareholder in exercising the remote vote. To this end, the shareholder must: Access the Corporate Governance section of the website of Bradesco Investor Relations (banco.bradesco/ri) or the website of the CVM (http://sistemas.cvm.gov.br/?CiaDoc), print the Ballot, fill it out, initial all pages and sign it. In possession of the Ballot completed, initialed and signed, as well as the documents listed in the table below, as applicable, appear at any Bradesco Branch, by March 27, 2026, during local banking business hours, so that the information contained in the shareholder's Ballot, in the shareholder's presence, may be transferred to Bradesco's systems, receiving a receipt as soon as the voting process is completed. Documents to be presented at the Bradesco branch, together with the Ballot Individual Legal Entity Investment Fund Taxpayer ID (CPF) and photo ID of the shareholder or legal representative1 Information on the Extraordinary General Meeting Back to Table of Contents 12 Consolidated and updated Articles of Association or Bylaws2 Document evidencing the grant of powers, including representation, if applicable2 Consolidated and updated fund regulations (1) Accepted identification documents: RG (identity card), RNE (foreigner registration), CNH (driver's license), Passport, and officially recognized professional registration card; (2) For investment funds, documents of the manager and/or administrator, subject to the voting policy. The Company notes that the above procedures may not be adopted by shareholders holding shares in custody at B3 S.A. – Brasil, Bolsa, Balcão (“B3”) and/or with any other custody agent. In such case, the provisions of items II through IV below must be observed. II - By vote instructions conveyed by the shareholders to their respective custody agents This option is exclusively for shareholders with shares deposited at B3. Remote voting will follow the procedures established by the institutions and/or brokers holding the shares in custody. The shareholder holding shares deposited at B3 who chooses to exercise their remote voting right by transmitting their voting instruction to the Institution and/or Broker (“Custody Agent”) that holds their shares in custody shall comply with the rules set by those entities, which will then forward such voting instructions to the B3 Central Depositary. Since collecting and transmitting Ballot instructions is an optional service for custodians, we recommend shareholders confirm whether their custodian provides this service, and what procedures, documents, and information are required. Bradesco informs that, if its respective Custody Agent does not provide the distance voting service, the shareholder will have the option to send their Ballot and applicable documents to B3, in its capacity as central depositary of the Company’s shares, or directly to the Company itself, as per items III and IV below. III – By vote instructions conveyed by shareholders to B3 S.A. - Brasil, Bolsa, Balcão, as central depositary of the Company's shares This option is also intended exclusively for shareholders holding shares deposited at B3. In this case, the shareholder holding shares deposited at B3 who opts to exercise the right to vote remotely by transmitting voting instructions directly to B3, in its capacity as central depositary, may cast the vote directly through the electronic remote system made available by B3, through the Investor Area portal, following B3's deadlines and operational procedures. IV - By submitting voting instructions directly to the Company This option may be used by any shareholder of the Company. Information on the Extraordinary General Meeting Back to Table of Contents 13 The Ballot, duly completed, initialed and signed, must be submitted by March 27, 2026 to the e-mail address assembleias@bradesco.com.br, with no need for subsequent delivery of the physical copy, accompanied by the documents listed in the table below: Documents to be presented at the Bradesco branch, together with the Ballot Individual Legal Entity Investment Fund Taxpayer ID (CPF) and photo ID of the shareholder or legal representative1 Consolidated and updated Articles of Association or Bylaws2 Document evidencing the grant of powers, including representation, if applicable2 Consolidated and updated fund regulations (1) Accepted identification documents: RG (identity card), RNE (foreigner registration), CNH (driver's license), Passport, and officially recognized professional registration card; (2) For investment funds, documents of the manager and/or administrator, subject to the voting policy. So that the shareholder does not risk having their vote invalidated due to any defect, the Company requests that Ballots be received by March 25, 2026, a timely period for requesting any corrections or resending of the remote voting ballot or accompanying documents, which must be promptly regularized and returned to the Company by the date March 27, 2026. Before being submitted to Bradesco, the corporate and representation documents of legal entities and investment funds drawn up in a foreign language must be translated into Portuguese. The respective translations must be registered at the Registry of Deeds and Documents (sworn translation shall not be required). General Information Bradesco notes that: As established by Article 44 of CVM Resolution No. 81/22, B3’s Central Depository, when compiling voting instructions received through custody agents and those it received directly, will disregard any conflicting instructions regarding the same resolution that were issued by the same CPF or CNPJ registration number; When the period for the remote voting ends, that is, March 27, 2026 (inclusive), the shareholder cannot modify voting instructions already sent, except by participating in the General Meeting, through explicit request for disregard of voting instructions sent via Ballot, before the respective matter(s) are put to a vote. Information on the Extraordinary General Meeting Back to Table of Contents 14 Attorneys-in-fact Shareholders may also be represented by an attorney-in-fact appointed less than one year ago, provided that such attorney-in-fact is a shareholder or manager of Bradesco, lawyer or financial institution, asset manager authorized by CVM and duly appointed to represent investment funds, in accordance with Paragraph 1 of Article 126 of Law No. 6.404/76, and the power of attorney must have the grantor’s signature acknowledged at a Notary’s Office. We also observe that shareholder entities may be represented in accordance with their bylaws/articles of association, without the requirement that their respective attorneys-in-fact to be shareholders, directors of Bradesco, lawyers or financial institutions. In order to assist shareholders, we have made available, at the end of this Manual, a “Power of Attorney Template”. Optionally, shareholders may grant power of attorney with texts different from those suggested by us, provided that they expressly contain the powers granted and the precise identification of both the grantor and the grantee. When the shareholder is represented by an attorney-in-fact, the regularity of the power of attorney will have to be examined before the start of the General Meeting, as well as the ownership of the shares. Before being submitted to Bradesco, the corporate and representation documents of legal entities and investment funds drawn up in a foreign language must be translated into Portuguese. The respective translations must be registered at the Registry of Deeds and Documents (sworn translation not being required). Information on the Extraordinary General Meeting Back to Table of Contents 15 Power of Attorney Template By this power of attorney instrument, [SHAREHOLDER'S NAME], [NATIONALITY], [MARITAL STATUS], [PROFESSION], ID No. ........................./[ISSUING AUTHORITY], CPF (Taxpayer ID) No. ............................, with address at [COMPLETE ADDRESS], nominates and constitutes as their proxy Mr. [PROXY NAME], [NATIONALITY], [MARITAL STATUS], [PROFESSION], ID no. o ......................../[ISSUING AUTHORITY], CPF (Taxpayer ID) No. ..........................., with address at [FULL ADDRESS], with specific powers to represent them, as a shareholder of Banco Bradesco S.A. (BRADESCO), at the Extraordinary General Meeting of the Company, to be held on March 31, 2026, at 4 p.m., in an exclusively digital manner, exercising the right to vote that belongs to them as holder of common shares issued by BRADESCO, with powers to submit proposals, examine, discuss and vote on matters to be submitted for deliberation at said Meeting. Said proxy may also sign minutes, books, documents, instruments and whatever else is necessary for the good and faithful performance of this mandate and shall exercise the powers granted to them, observing the limits imposed by current legislation and by the agenda of subjects listed in the notice, in accordance with the following guidance: ........ [City, State,] ...... of ................... 2026 _______________________________ [shareholder's name] (Signature with notarized recogtion) General Meeting Information Management Proposal Management Proposal Dear shareholders, The Board of Directors of Banco Bradesco S.A., (“Bradesco” or “Company”), in the context of the business combination between Bradesco Gestão de Saúde S.A. (“BGS”), which is a wholly-owned subsidiary of Bradseg Participações S.A. (“Bradseg”) which, in turn, is a wholly-owned subsidiary of Bradesco, and Odontoprev S.A. (“Odontoprev”), a company indirectly controlled by Bradesco, with the ultimate objective of unifying, through control of Odontoprev, the equity interests in various businesses in the health segment of the Bradesco Organization and Odontoprev’s businesses (“Transaction”), hereby submits, for examination and resolution, a proposal to: To examine, discuss and vote jointly on the following acts and documents relating to the Bradseg partial spin-off with the absorption of the spun-off net assets to the Company (“Bradseg Partial Spin-Off”): 1. the “Protocol and Justification for the Partial Spin-Off of Bradseg Participações S.A. with Absorption of the Spun-Off Portion by Banco Bradesco S.A.”, executed on February 26, 2026, between the management of Bradesco and Bradseg (“Protocol and Justification”); At a meeting of the Company's Board of Directors, held on February 26, 2026 (“Board Meeting”), the members of the Board of Directors approved, in the best interest of shareholders, the execution of the Protocol and Justification, as well as the submission of the Bradseg Partial Spin-Off proposal for consideration and resolution by shareholders at the Meeting, recommending its approval. Accordingly, the Company's management proposes the approval of the Protocol and Justification, which is attached to this Management Proposal as Annex I. For further information on the Bradseg Partial Spin-Off, please refer to Annex II to this Management Proposal, prepared in accordance with Article 22 and Annex I of CVM Resolution No. 81/22. 2. the ratification of the appointment and hiring of KPMG Auditores Independentes Ltda. (“Appraisal Firm” or “KPMG”), as the company responsible for preparing the appraisal report of the accounting value of the portion to be spun off from Bradseg, to be transferred to the Company ("Appraisal Report”); At the Board Meeting, the members of the Board of Directors also approved the designation of the Appraisal Firm to prepare the appraisal report of the spun-off portion of Bradseg’s assets, to be transferred to the Company. In this way, the management of the Company proposes the ratification of the appointment and engagement of KPMG. For further information on the Appraisal Firm, please refer to Annex III to this Management Proposal, prepared in accordance with Article 25 and Annex L of CVM Resolution No. 81/22, which also includes the work proposal presented by the Appraisal Firm. Management Proposal Management Proposal Back to Table of Contents 17 3. The Appraisal Report; The Appraisal Firm prepared the Appraisal Report, based on the book value criterion, having concluded that the value of the spun-off portion of Bradseg’s assets, to be transferred to the Company, as of the base date of December 31, 2025 equals R$ 16,136,310,439.65 (sixteen billion, one hundred and thirty-six million, three hundred and ten thousand, four hundred and thirty-nine reais and sixty-five cents). The Company’s management proposes the approval of the Appraisal Report, which is part of this Manual in the form of Annex V. 4. The Bradseg Partial Spin-Off; The Company's management proposes the approval of the Bradseg Partial Spin-Off, noting that it: It constitutes the first step toward completing the Transaction; It will not result in an increase of share capital or issuance of new shares by the Company, given that the share capital of Bradseg is 100% (one hundred percent) held by the Company; and If approved, will follow the clauses and characteristics set forth in the Protocol and Justification. 5. The authorization for the Company's officers to carry out all acts necessary for the implementation of the Bradseg Partial Spin-Off. Finally, the management of the Company proposes that, if the Bradseg Partial Spin-Off is approved, the directors of the Company be authorized to take all acts and measures necessary for the implementation of the Bradseg Partial Spin-Off, in accordance with Protocol and Justification. Management Proposal Management Proposal Back to Table of Contents 18 Annex I PROTOCOL AND JUSTIFICATION FOR THE PARTIAL SPIN-OFF OF BRADSEG PARTICIPAÇÕES S.A. AND ABSORPTION OF THE SPUN-OFF PORTION BY BANCO BRADESCO S.A. “PROTOCOL AND JUSTIFICATION FOR THE PARTIAL SPIN-OFF OF BRADSEG PARTICIPAÇÕES S.A. AND ABSORPTION OF THE SPUN-OFF PORTION BY BANCO BRADESCO S.A. This private instrument is executed by the management of the parties qualified below: (a) BANCO BRADESCO S.A., a corporation (sociedade anônima), headquartered in the city of Osasco, State of São Paulo, at Cidade de Deus, Vila Yara, ZIP Code 06029-900, enrolled with the CNPJ/MF under No. 60.746.948/0001-12, hereby represented pursuant to the terms of its Bylaws (“Bradesco”); and (b) BRADSEG PARTICIPAÇÕES S.A., a corporation (sociedade anônima), headquartered in the city of São Paulo, State of São Paulo, at Avenida Paulista, No. 1,450, 9th floor (part), Torre Paulista, Bela Vista, ZIP Code 01310-917, enrolled with the CNPJ/MF under No. 02.863.655/0001-19, hereby represented pursuant to the terms of its Bylaws (“Bradseg” and, together with Bradesco, the “Parties” or the “Companies”); WHEREAS: (i) Bradesco is a publicly-held company with shares listed on B3 S.A. – Brasil, Bolsa, Balcão (“B3”), with an share capital of eighty-seven billion one hundred million Brazilian reais (R$ 87,100,000,000.00), divided into ten billion five hundred ninety-two million twelve thousand twenty-eight (10,592,012,028) nominative shares, with no par value, of which five billion three hundred three million eight hundred seventy thousand seven hundred eighty-one (5,303,870,781) are common shares and five billion two hundred eighty-eight million one hundred forty-one thousand two hundred forty-seven (5,288,141,247) are preferred shares; (ii) an extraordinary shareholders’ meeting of Bradesco has been called to be held, on first call, on March 10, 2026, to resolve on the proposed capitalization of “Profit Reserves – Legal Reserve”, which, if approved, will result in an increase of the share capital of Bradesco, without the issuance of new shares, in the amount of six billion six hundred seventy million Brazilian reais (R$ 6,670,000,000.00), as a result of which the share capital of Bradesco will increase to ninety-three billion seven hundred seventy million Brazilian reais (R$ 93,770,000,000.00), subject to approval by the Brazilian Central Bank (“Ongoing Capital Increase”); (iii) Bradesco holds twelve thousand three hundred thirty-three (12,333) registered common shares, with no par value, issued by Bradseg, representing one hundred percent (100%) of the share capital of Bradseg; (iv) Bradseg holds: (i) thirteen billion two hundred fourteen million six hundred ten thousand one hundred seven (13,214,610,107) registered common shares, with no par value, issued by Bradesco Gestão de Saúde S.A., a corporation (sociedade anônima), headquartered in the city of São Paulo, State of São Paulo, at Avenida Paulista, No. 1,450, 10th floor, Torre Paulista, Secretaria Geral, Part, Bela Vista, ZIP Code 01310-917, enrolled with the CNPJ/MF under No. 41.774.199/0001-92 (“BGS”), representing one hundred percent (100%) of the share capital of BGS (“BGS Shares”); and (ii) two hundred ninety-two million two hundred thirteen thousand two hundred thirty-six (292,213,236) registered common shares, with no par Management Proposal Management Proposal Back to Table of Contents 19 value, issued by Odontoprev S.A., a corporation (sociedade anônima), headquartered in the city of Barueri, State of São Paulo, at Alameda Araguaia, No. 2,104, 21st floor, suites 211-214, ZIP Code 06455-000, enrolled with the CNPJ/MF under No. 58.119.199/0001-51 (“Odontoprev”), representing fifty-three point sixty-one percent (53.61%) of Odontoprev’s total share capital, excluding treasury shares (the “Odontoprev Shares”); (v) the management of the Companies wish to establish the terms and conditions of the partial spin-off of Bradseg (“Bradseg Spin-Off”), with the absorption of the Spun-Off Portion (as defined below) by Bradesco; (vi) the intended Bradseg Spin-Off, if approved, will be carried out without an increase in the share capital of Bradesco, that is, without dilution of its shareholder base, such that, pursuant to Article 16 of Brazilian Securities and Exchange Commission (Comissão de Valores Mobiliários – “CVM”) Resolution No. 78, dated March 29, 2022 (“RCVM 78”), the obligations set forth in Chapter III of RCVM 78 are not applicable; and (vii) likewise, as there will be no corporate, accounting or regulatory risk impact to Bradesco as a result of the Bradseg Spin-Off, the transaction is not subject to approval by the Brazilian Central Bank pursuant to the applicable regulations. NOW, THEREFORE, the Parties resolve, pursuant to Articles 223, 224, 225, 227 and 229 of Law No. 6,404, of December 15, 1976, as amended (“Brazilian Corporations Law”), and RCVM 78, to enter into this “Protocol and Justification for the Partial Spin-Off of Bradseg Participações S.A. and Absorption of the Spun-Off Portion by Banco Bradesco S.A.” (the “Protocol and Justification”), in accordance with the following terms and conditions: 1. PROPOSED PARTIAL SPIN-OFF AND JUSTIFICATION 1.1. Description of the Bradseg Spin-Off. The Parties are interested in proposing, for the approval of their respective shareholders, the partial spin-off of Bradseg and subsequent absorption of the Spun-Off Portion by Bradesco, pursuant to Articles 223, 224, 225, 227 and 229 of the Brazilian Corporations Law. 1.2. Justification. The Bradseg Spin-Off constitutes the initial step of a transaction comprising several corporate acts, which purpose is to consolidate, under Odontoprev, all of the healthcare businesses of the Bradesco Organization, with the aim of creating an integrated ecosystem, enhancing administrative efficiency and potential commercial benefits, and expanding the integrated offering of healthcare and dental solutions. 2. SHARE CAPITAL STRUCTURE BEFORE AND AFTER THE TRANSACTION; ABSENCE OF EXCHANGE RATIO 2.1. Bradseg's Current Share Capital. As of the date hereof, the share capital of Bradseg is nineteen billion three hundred fifty-two million six hundred seventy-three thousand three hundred fifty-five Brazilian reais and seventy cents (R$ 19,352,673,355.70), divided into twelve thousand three hundred thirty-three (12,333) registered common shares, with no par value, all of which are held by Bradesco. Management Proposal Management Proposal Back to Table of Contents 20 2.2. Reduction of Bradseg's Share Capital upon the Bradseg Spin-Off. As a result of the Bradseg Spin-Off, subject to Section 2.2.2, the share capital of Bradseg will be reduced by the total amount of seventeen billion eighty-five million nine hundred thirty-three thousand three hundred sixty-one Brazilian reais and six cents (R$ 17,085,933,361.06), without the cancellation of any shares, such that the share capital of Bradseg will be reduced from nineteen billion three hundred fifty-two million six hundred seventy-three thousand three hundred fifty-five Brazilian reais and seventy cents (R$ 19,352,673,355.70), divided into twelve thousand three hundred thirty-three (12,333) registered common shares, with no par value, to two billion two hundred sixty-six million seven hundred thirty-nine thousand nine hundred ninety-four Brazilian reais and sixty-four cents (R$ 2,266,739,994.64), divided into twelve thousand three hundred thirty-three (12,333) registered common shares, with no par value. 2.2.1. Amendment to Bradseg's Bylaws. If the Bradseg Spin-Off is approved, the caput of Article 6 of Bradseg’s Bylaws shall be amended to reflect the new amount of its share capital and shall henceforth read as follows: "Article 6) The share capital amounts to two billion two hundred sixty-six million seven hundred thirty-nine thousand nine hundred ninety-four Brazilian reais and sixty-four cents (R$ 2,266,739,994.64), divided into twelve thousand three hundred thirty-three (12,333) registered book-entry common shares, with no par value." 2.2.2. Other Equity Effects of the Transfer of the Spun-Off Portion. Simultaneously with the capital reduction set forth in Section 2.2 above, the transfer of the Spun-Off Portion will result in the reversal of reflex balances recorded in other net equity accounts of Bradseg, arising from the application of the equity method (método da equivalência patrimonial) to the investees that comprise the Spun-Off Portion, in the aggregate positive amount of nine hundred forty-nine million six hundred twenty-two thousand nine hundred twenty-one Brazilian reais and forty-one cents (R$ 949,622,921.41), as detailed in the Appraisal Report, such that the final equity effect of the transfer of the Spun-Off Portion will be a reduction in the net equity of Bradseg in the amount of sixteen billion one hundred thirty-six million three hundred ten thousand four hundred thirty-nine Brazilian reais and sixty-five cents (R$ 16,136,310,439.65). 2.3. Bradesco's Current Share Capital. As of the date hereof, the share capital of Bradesco amounts to eighty-seven billion one hundred million Brazilian reais (R$ 87,100,000,000.00) and, in the event the Ongoing Capital Increase is approved and duly confirmed by the Brazilian Central Bank, will increase to ninety-three billion seven hundred seventy million Brazilian reais (R$ 93,770,000,000.00), divided into ten billion five hundred ninety-two million twelve thousand twenty-eight (10,592,012,028) registered book-entry shares, with no par value, of which five billion three hundred three million eight hundred seventy thousand seven hundred eighty-one (5,303,870,781) are common shares and five billion two hundred eighty-eight million one hundred forty-one thousand two hundred forty-seven (5,288,141,247) are preferred shares. 2.4. Bradesco's Share Capital upon the Bradseg Spin-Off. The share capital of Bradesco will not be changed as a result of the Bradseg Spin-Off and no new shares of Bradesco will be issued, since Bradesco holds one hundred percent (100%) of the shares issued by Bradseg and the book value of the Spun-Off Portion to be merged into Bradesco is already fully recorded in Bradesco’s “Investment” account. Management Proposal Management Proposal Back to Table of Contents 21 2.4.1. Absence of Amendment to the Bylaws. The Bradseg Spin-Off will not imply any change of the rights currently attributed to Bradesco's shareholders, and its Bylaws will not undergo any changes due to the Bradseg Spin-Off. 2.5. Absence of Exchange Ratio. Considering that the Bradseg Spin-Off will be carried out by Bradesco in its capacity as the sole shareholder of Bradseg and will not result in any increase in Bradesco’s net equity or share capital, there is no exchange or substitution ratio to be negotiated between the managements of the Parties. 3. SPUN-OFF PORTION 3.1. Composition of the Spun-Off Portion. The spun-off portion is composed of (i) all BGS Shares; and (ii) all Odontoprev Shares held directly by Bradseg (items “(i)” and “(ii)” hereinafter referred to as “Spun-Off Portion”). 3.2. Equity Variations. Any equity variations of the Spun-Off Portion occurring from the Base Date until the implementation date of the Bradseg Spin-Off shall be recorded in accounting records of Bradseg and, upon the implementation of the absorption of the Spun-Off Portion by Bradesco, shall be transferred to and recorded by Bradesco. 4. VALUATION CRITERIA 4.1. Valuation Criteria; Base Date. The Spun-Off Portion to be absorbed by Bradesco was evaluated at its respective book value as of December 31, 2025 (“Base Date”), as described in the Appraisal Report (as defined below). 4.2. Appraisal Report. KPMG Auditores Independentes Ltda., a limited liability company (sociedade limitada), headquartered in the city of São Paulo, State of São Paulo, at Rua Verbo Divino, No. 1,400, Ground Floor to Suite 801 (part), Chácara Santo Antônio, ZIP Code 04719-911, enrolled with the CNPJ/MF under No. 57.755.217/0001-29 and with the Regional Accounting Council of São Paulo under No. SP014428/O-6 (“Appraisal Firm”), was engaged to prepare the appraisal report of the Spun-Off Portion based on the book value of the net equity as of the Base Date for the purposes of the Bradseg Spin-Off (“Appraisal Report”), which constitutes an Annex to this Protocol and Justification. 4.3. Value Attributed to the Spun-Off Portion. Pursuant to the Appraisal Report, the total amount attributed to the Spun-Off Portion for the purposes of the Bradseg Spin-Off is sixteen billion one hundred and thirty-six million, three hundred and ten thousand, four hundred and thirty-nine reais and sixty-five cents (R$ 16,136,310,439.65), of which fifteen billion, four hundred and thirteen million, five hundred and sixty-two thousand, eight hundred and ninety-nine reais and eight cents (R$ 15,413,562,899.08) correspond to the BGS Shares and seven hundred and twenty-two million, seven hundred and forty-seven thousand, five hundred and forty reais and fifty-seven cents (R$ 722,747,540.57) correspond to the Odontoprev Shares. 4.4. Ratification of the Appraisal Firm. Pursuant to Article 229, §2, of the Brazilian Corporations Law, the appointment of the Appraisal Firm shall be submitted for ratification by the shareholders of the Parties at the extraordinary general meetings that will resolve on the Bradseg Spin-Off. Management Proposal Management Proposal Back to Table of Contents 22 4.5. Costs. Bradesco shall bear all costs related to engagement of the Appraisal Firm for the preparation of the Appraisal Report. 4.6. The Appraisal Firm declared that: (i) there is no conflicted or shared interests, whether actual or potential, with the shareholders of the Companies, or with respect to the Bradseg Spin-Off, as applicable; and (ii) neither the shareholders nor managers of the Companies have directed, limited, hindered or performed any acts that have or may have compromised the access to, use of, or knowledge of information, assets, documents or working methodologies material to the quality of its conclusions. The Appraisal Firm was selected for the services described herein considering its extensive and well-known experience in the preparation of reports and valuations of this nature. 5. CORPORATE APPROVALS 5.1. Corporate Approvals. The implementation of the Bradseg Spin-Off shall be subject to the performance of the following corporate acts: (i) Meetings of the board of directors of Bradesco and Bradseg to resolve on this Protocol and Justification and on the other matters to be submitted to the extraordinary general meetings of Bradesco and Bradseg, respectively. (ii) Meetings of the fiscal councils of Bradesco and Bradseg, to render their opinion on the Bradseg Spin-Off; (iii) Bradesco's extraordinary general meeting to resolve on the following acts and documents: (a) this Protocol and Justification; (b) the ratification of the engagement of the Appraisal Firm to prepare the Appraisal Report; (c) the Appraisal Report; (d) the Bradseg Spin-Off proposal, as provided for in this Protocol and Justification; and (e) the authorization for Bradesco's management to perform all acts necessary for the implementation of the foregoing resolutions; and (iv) Bradseg's extraordinary general meeting to resolve on the following acts and documents: (a) this Protocol and Justification; (b) the Bradseg Spin-Off proposal, with the consequent reduction of its share capital, as provided for in this Protocol and Justification; (c) amendment of its Bylaws to reflect the reduction of the share capital; and (d) the authorization for Bradseg's management to perform all acts necessary for the implementation of the foregoing resolutions. 5.2. Withdrawal Right; Not Applicable. There shall be no withdrawal right for the shareholders of the Parties as a result of the Bradseg Spin-Off, since the Bradseg Spin-Off will not imply any of the events described in Article 137, item III, of the Brazilian Corporations Law. Additionally, given that Bradseg has Bradesco as its sole shareholder, there can be no dissent for the purposes of the Brazilian Corporations Law. 5.3. Inapplicability of Article 264 of the Brazilian Corporations Law. The provisions of Article 264 of the Brazilian Corporations Law do not apply to the Bradseg Spin-Off, given that (i) there are no non-controlling shareholders in Bradseg who could benefit from the protection provided under such provision; and (ii) Management Proposal Management Proposal Back to Table of Contents 23 the absorption of the Spun-Off Portion by Bradesco will not result in any issuance of new shares by Bradesco or change in the rights of its shareholders. 6. MISCELLANEOUS 6.1. Succession of Rights and Obligations. The Bradseg Spin-Off shall be implemented in accordance with Article 229, §1, of the Brazilian Corporations Law and this Protocol and Justification, and Bradesco shall be liable solely for the obligations related to the Spun-Off Portion to be absorbed by Bradesco, without joint and several liability for any other obligations of Bradseg, as provided for in Article 233, sole paragraph, of the Brazilian Corporations Law. 6.2. Filings and Annotations. The management of the Parties shall be responsible for carrying out all acts necessary for the implementation of the Bradseg Spin-Off, including all communications, filings and registrations with any registries, as well as any other measures that are necessary for the consummation of the operation. Pursuant to Article 234 of the Brazilian Corporations Law, the certificate of the Bradseg Spin-Off issued by the competent commercial registry shall constitute a valid instrument for the registration and annotation, with the competent public and private registries, of the succession by Bradesco in relation to the assets, rights, claims, faculties, powers, immunities, actions, exceptions, duties, obligations, liabilities, encumbrances and responsibilities comprising or related to the Bradseg Spin-Off. 6.3. Disclosure. The applicable documentation shall be made available to the shareholders of the Parties at their respective headquarters as of the date of the call notice of the general meetings of shareholders of the Parties that will resolve on the Bradseg Spin-Off, on Bradesco's Investor Relations website, and on the websites of CVM and B3. 6.4. Transaction Costs. Except as otherwise provided for in this Protocol and Justification, the costs and expenses incurred in connection with the Bradseg Spin-Off shall be borne by the Party that incurs them. 6.5. Amendment. This Spin-Off Protocol and Justification may only be amended by means of a written instrument executed by the Parties. 6.6. Severability and Effectiveness. Any declaration by a competent governmental authority of the nullity or the ineffectiveness of any provisions of this Protocol and Justification shall not affect the validity and effectiveness of the remaining provisions, which shall be fully complied with. The Parties shall use their best efforts to validly adjust the provisions so as to obtain the same effects as the provision that has been declared null or has become ineffective. 6.7. Waiver. The failure or delay of either Party to exercise any of its rights under this Protocol and Justification shall not be deemed as a waiver or novation and shall not affect the subsequent exercise of such right. Any waiver shall only be effective if expressly granted in writing. 6.8. Irrevocability and Non-Retractability. This Protocol and Justification is irrevocable and non-rescindable, and the obligations assumed herein by the Parties are also binding on their successors under any title. Management Proposal Management Proposal Back to Table of Contents 24 6.9. Assignment. The assignment of any rights and obligations set forth in this Protocol and Justification is prohibited without the prior written consent of the Parties. 6.10. Governing Law. This Protocol and Justification shall be governed by and construed in accordance with the laws of the Federative Republic of Brazil. 6.11. Dispute Resolution. Any and all conflicts or disputes arising out of or in connection with this Protocol and Justification, including any matter relating to its existence, breach, validity, interpretation, performance, termination, including the arbitrability of the dispute (the “Dispute”), shall be finally settled by arbitration to be administered by the Market Arbitration Chamber (Câmara de Arbitragem do Mercado – “CAM”) in accordance with the CAM Arbitration Rules in force on the date the request for arbitration is filed (the “Rules”), except as otherwise provided herein. 6.11.1. The arbitration shall be conducted by three arbitrators (the “Arbitral Tribunal”), one appointed by the claimant and one appointed by the respondent, in accordance with the Rules. The two arbitrators so appointed shall, by mutual agreement, appoint the third arbitrator, who shall act as president of the Arbitral Tribunal, in accordance with the Rules. If any of the three arbitrators is not appointed within the time period set forth in the Rules, CAM shall appoint such arbitrator in accordance with the Rules. Any and all disputes relating to the appointment of arbitrators by the Parties, as well as to the appointment of the third arbitrator, shall be resolved by CAM. The Parties hereby agree to exclude the application of any provision of the Rules that limits the choice of the co-arbitrator or president of the Arbitral Tribunal to the list of arbitrators maintained by CAM. 6.11.2. The seat of the arbitration shall be the City of São Paulo, State of São Paulo, Brazil, where the arbitral award shall be rendered. The arbitration shall be conducted in Portuguese. 6.11.3. Brazilian law shall apply to the arbitration clause. The Arbitral Tribunal shall judge the merits of the Dispute in accordance with applicable Brazilian law and shall not adjudicate on equity. 6.11.4. The Arbitral Tribunal shall have the authority to grant any interim, provisional, or final relief it deems appropriate to preserve the Parties’ rights, including specific performance of the obligations set forth in this Protocol and Justification. Any order, decision, determination, or award rendered by the Arbitral Tribunal shall be final and binding upon the Parties and their successors. The arbitral award may be enforced before any court having jurisdiction over the Parties and/or their assets. 6.11.5. Each Party shall bear the costs and expenses it incurs in the course of the arbitration, including fees of its attorneys and experts. During the arbitration, the Parties shall share equally the costs and expenses that cannot be attributed to either Party, such as arbitrators’ fees, CAM administrative fees, and costs related to hearings. The arbitral award shall allocate to the losing party, or to both Parties in proportion to the extent their claims are not upheld, the final responsibility for the costs of the proceeding, including contractual attorneys’ fees. The Arbitral Tribunal shall not award statutory attorneys’ fees. 6.11.6. For the sole purpose of obtaining urgent measures to protect or safeguard rights prior to the constitution of the Arbitral Tribunal, without such action being deemed a waiver of arbitration, and for any judicial measures permitted under Law No. 9,307/96, the Parties elect the courts of the District of São Management Proposal Management Proposal Back to Table of Contents 25 Paulo, State of São Paulo, to the exclusion of any other, to the exclusion of any other court. Any measure granted by the Judiciary shall be promptly notified to the arbitral institution by the Party requesting such measure. Once constituted, the Arbitral Tribunal may review, maintain, or revoke any measures granted by the Judiciary. 6.11.7. The Parties undertake not to disclose (and not to permit the disclosure of) any information and any documents presented in the arbitration that are not otherwise public, any evidence and materials produced in the arbitration, and any decisions rendered therein, except if and to the extent that (i) disclosure is required by law; (ii) disclosure is required by a governmental authority or ordered by a court; (iii) such information becomes public by any means unrelated to disclosure by the Parties or their affiliates; or (iv) disclosure is necessary for a Party to seek judicial relief in the circumstances provided for in Law No. 9,307/96. Any dispute concerning the confidentiality obligation shall be resolved by the Arbitral Tribunal in accordance with this Section 6.11. 6.11.8. If two or more disputes arise in connection with this Protocol and Justification and/or any other document related to the Bradseg Spin-Off, their resolution may occur in a single arbitration. Prior to the constitution of the Arbitral Tribunal, CAM shall consolidate such disputes into a single arbitration in accordance with the Rules. After the constitution of the Arbitral Tribunal, in order to facilitate the resolution of related disputes, it may, at the request of one of the Parties, consolidate the arbitration with any other pending arbitration involving disputes arising from this Protocol and Justification and/or any other document related to the Bradseg Spin-Off. The Arbitral Tribunal shall consolidate the proceedings provided that (i) the arbitration clauses are compatible and the arbitrations involve the same parties; (ii) there are common questions of fact and/or law; and (iii) consolidation does not result in prejudice arising from unjustified delays in the resolution of the disputes. Jurisdiction to determine consolidation and to conduct the consolidated proceeding shall rest with the first Arbitral Tribunal constituted. The consolidation decision shall be final and binding upon all parties involved in the disputes and arbitral proceedings subject to the consolidation order. 6.12. Electronic Signature. The Parties declare and acknowledge that this Protocol and Justification, electronically executed through an electronic platform: (i) is valid and effective between the Parties, faithfully representing the rights and obligations agreed between them; and (ii) has evidentiary force, as it is possible to preserve the integrity of its content and verify the authorship of the signatures of the signatory parties, with waiver of any right to claim otherwise. An electronic or digital signature by a natural person, even if made only once, shall be deemed valid, effective, and binding with respect to such individual and any natural or legal person for whom such individual acts as attorney-in-fact or legal representative. The effective date of this Protocol and Justification, for all purposes, shall be the date indicated at the end hereof, even if digital or electronic signatures are affixed on a different date. And, being thus agreed, the Parties execute this instrument in one (1) electronic counterpart for all legal purposes, together with the two (2) witnesses signed below. Osasco, February 26, 2026. Management Proposal Management Proposal Back to Table of Contents 26 Annex II Annex I to CVM Resolution No. 81/22 – Information on the Merger 1. Protocol and Justification of the transaction, pursuant to articles 224 and 225 of Law No. 6,404 of 1976: The Protocol and Justification, executed on February 26, 2026 by the management of the Company and Bradseg, is included in Annex I to this Manual and is also available on the investor relations website and on the websites of Bradesco (banco.bradesco/ri), on the B3 S.A. - Brasil, Bolsa, Balcão (http://www.b3.com.br/pt_br/produtos-e-servicos/negociacao/renda-variavel/empresas-listadas.htm) and the CVM (http://sistemas.cvm.gov.br/?CiaDoc). 2. Other agreements, contracts, and pre-contracts regulating the exercise of voting rights or the transfer of shares issued by the surviving or resulting companies from the transaction, filed at the company's registered office or of which the controlling shareholder of the company is a party: No other agreements, contracts, and pre-contracts governing the exercise of voting rights or transfer of shares within the scope of the Bradseg Partial Spin-Off have been entered into. 3. Description of the transaction, including: a) Terms and conditions: The Bradseg Partial Spin-Off transaction is the first step of the business combination between BGS, which is a wholly-owned subsidiary of Bradseg, which in turn is a wholly-owned subsidiary of Bradesco, and Odontoprev, with the ultimate objective of unifying, under Odontoprev, the various health assets of Bradesco and Odontoprev’s businesses (“Transaction”). As a result, if the Transaction is agreed and approved at all levels, Odontoprev will assume the role of new healthcare ecosystem of the Bradesco Organization, bringing together a more comprehensive range of activities in the sector (and representing much more significant revenue and results) than Odontoprev’s current dental focus. The spun-off portion of Bradseg, to be transferred to Bradesco, is composed of (i) all shares representing BGS' share capital (“BGS Shares”); and (ii) all of the shares issued by Odontoprev currently held by Bradseg (“Odontoprev Shares” and, together with the BGS Shares, “Spun-Off Portion"). The Bradseg Partial Spin-Off will not result in any change to Bradesco’s share capital or bylaws, since it already holds 100% (one hundred percent) of the shares representing Bradseg’s share capital. As a result of the Bradseg Partial Spin-Off, the corporate organization chart of Bradesco, Odontoprev, Bradesco Saúde, BGS and other entities involved will be as follows: Management Proposal Management Proposal Back to Table of Contents 27 b) Obligation to indemnify: (i) The officers of any of the companies involved The Protocol and Justification does not provide for indemnification obligations for the officers of any of the companies involved. (ii) In the event the transaction does not materialize The Protocol and Justification does not provide for indemnification obligations in the event the transaction does not materialize. c) Comparative table of the rights, advantages, and restrictions of shares of the companies involved in or resulting from the transaction, before and after the transaction: The Bradseg Partial Spin-Off will not result in an increase of capital or issuance of new shares of the Company or Bradseg and, therefore, will not imply changes in the rights, advantages, and restrictions of shares of their respective issuance. d) Potential need for approval by debenture holders or other creditors: Not applicable. e) Assets and liabilities that will form each portion of the equity, in the event of a spin-off: The Spun-Off Portion is composed of (i) all of the BGS Shares; and (ii) all of the Odontoprev Shares. f) Intention of the resulting companies to obtain securities issuer registration: Management Proposal Management Proposal Back to Table of Contents 28 The Company will maintain its registration as a public company with the CVM, as well as Odontoprev, whose shares previously held by Bradseg will now be directly held by the Company. 4. Plans for conducting the corporate business, notably with regard to specific corporate events intended to be carried out: As mentioned in item 3(a) above, the Bradseg Partial Spin-Off transaction is the first step of the business combination involving BGS and Odontoprev, with the ultimate objective of unifying, under Odontoprev, the various health assets of Bradesco and Odontoprev’s businesses. As a result, if the Transaction is agreed upon and approved at all levels, Odontoprev will assume the role of a new healthcare ecosystem within the Bradesco Organization, bringing together a significantly broader range of activities in the sector (and representing much more substantial revenue and results) than Odontoprev's current dental focus. 5. Analysis of the following aspects of the transaction: a) Description of the main expected benefits, including: (i) Synergies; (ii) Tax benefits; (iii) Strategic advantages: The Bradseg Partial Spin-Off consists of the initial phase of the Transaction, whose objective is to consolidate, under Odontoprev, all healthcare businesses of the Bradesco Organization, with the objective of creating an ecosystem, providing greater administrative efficiency and potential benefits of the business combination, as well as expansion of the integrated offering of health and dental solutions. b) Costs: The Company estimates that its total costs and expenses for carrying out and completing the Bradseg Partial Spin-Off, including those related to the publication and registration of corporate acts, as well as general advisory, legal advisory, appraiser, and other professional fees, amount to approximately R$ 300,000.00 (three hundred thousand reais). c) Risk factors: The management of the Company does not foresee material risks in the implementation of the Bradseg Partial Spin-Off, other than the customary risks for this type of transaction. There are the natural risks of price variation of shares issued by the Company (and/or Odontoprev) after the disclosure of the Transaction and the consummation of the Bradseg Partial Spin-Off and other stages of the Transaction, which is inherent in the capital market and incurred by all respective shareholders. d) In the case of a related-party transaction, possible alternatives that could have been used to achieve the same objectives, indicating the reasons why such alternatives were discarded: The Company's management understands that the Bradseg Partial Spin-Off, and the subsequent full consummation of the Transaction, represents the most appropriate alternative, as it aims to consolidate, under Odontoprev, all health businesses of the Bradesco Organization, simplifying the corporate structure, providing greater administrative efficiency potential benefits of the business combination, as well as expanding the integrated offering of health and dental solutions. Management Proposal Management Proposal Back to Table of Contents 29 e) Exchange ratio: Given that the Spun-Off Portion will be absorbed by the Company, in its capacity as the sole shareholder of Bradseg, the Bradseg Partial Spin-Off will not result in any increase in shareholder’s equity or in an increase in Bradesco’s share capital. Therefore, there will be no exchange ratio or replacement to be negotiated between the management of Bradesco and Bradseg. f) In transactions involving controlling companies, controlled companies, or companies under common control: (i) Share substitution ratio calculated in accordance with Article 264 of Law No. 6,404 of 1976: Not applicable, given that the Spun-Off Portion will be incorporated by the Company, in its capacity as the sole shareholder of Bradseg, so that the Bradseg Partial Spin-Off will not result in any increase in shareholder’s equity or increase in Bradesco’s share capital. Therefore, there is no reason to speak of an exchange ratio or replacement to be negotiated between the managements of Bradesco and Bradseg. (ii) Detailed description of the negotiation process for the exchange ratio and other terms and conditions of the transaction: Not applicable, given that the Spun-Off Portion will be incorporated by the Company, in its capacity as the sole shareholder of Bradseg, so that the Bradseg Partial Spin-Off will not result in any increase in shareholder’s equity or increase in Bradesco’s share capital. Therefore, there is no reason to speak of an exchange ratio or replacement to be negotiated between the managements of Bradesco and Bradseg. (iii) If the transaction preceded, in the last twelve (12) months, by an acquisition of control or acquisition of a controlling block interest: a) Comparative analysis of the exchange ratio and the price paid in the acquisition of control: Not applicable. b) Reasons justifying any differences in valuation in the different transactions: Not applicable. (iv) Justification for why the replacement ratio is commutative, with description of the procedures and criteria adopted to ensure the commutative nature of the transaction or, if the replacement ratio is not commutative, detailing of the payment or equivalent measures adopted to ensure adequate compensation: Not applicable, given that the Spun-Off Portion will be incorporated by the Company, in its capacity as the sole shareholder of Bradseg, so that the Bradseg Partial Spin-Off will not result in any increase in shareholder’s equity or increase in Bradesco’s share capital. Therefore, there is no reason to speak of an exchange ratio or replacement to be negotiated between the managements of Bradesco and Bradseg. Management Proposal Management Proposal Back to Table of Contents 30 6. Copy of the minutes of all meetings of the Board of Directors, Fiscal Council and special committees in which the transaction was discussed, including any dissenting votes: Copies of the minutes of the Board of Directors Meeting and the Fiscal Council Meeting are available on the investor relations website of Bradesco (banco.bradesco/ri), on the B3 S.A. - Brasil, Bolsa, Balcão (http://www.b3.com.br/pt_br/produtos-e-servicos/negociacao/renda-variavel/empresas-listadas.htm) and the CVM (http://sistemas.cvm.gov.br/?CiaDoc). 7. Copy of studies, presentations, reports, opinions, legal opinions, or appraisal reports of the companies involved in the transaction made available to the controlling shareholder at any stage of the transaction: The Appraisal Report prepared by KPMG Auditores Independentes Ltda. (“Appraiser”) is available for consultation in the Annex V of this Proposal and can also be found on the investor relations website of Bradesco (banco.bradesco/ri), on the B3 S.A. - Brasil, Bolsa, Balcão (http://www.b3.com.br/pt_br/produtos-e-servicos/negociacao/renda-variavel/empresas-listadas.htm) and the CVM (http://sistemas.cvm.gov.br/?CiaDoc). There are no other studies, presentations, reports, opinions, or appraisals regarding the Bradseg Partial Spin-Off. 8. Identification of any conflicts of interest between the financial institutions, companies, and professionals that prepared the documents mentioned in item 7 and the companies involved in the transaction: Not applicable, since there are no conflicts of interest between the Appraisal Firm and the companies involved in the transaction. 9. Draft bylaws or amendments to the bylaws of the companies resulting from the transaction: Not applicable, since the Company's bylaws will not undergo any changes as a result of the Bradseg Partial Spin-Off. 10. Financial statements used for the purposes of the transaction, pursuant to the applicable regulation: Pursuant to CVM Resolution 78, (i) the audited financial statements of the Company as of December 31, 2025 are available on the investor relations website of Bradesco (banco.bradesco/ri), on the B3 S.A. - Brasil, Bolsa, Balcão (http://www.b3.com.br/pt_br/produtos-e-servicos/negociacao/renda-variavel/empresas-listadas.htm) and the CVM (http://sistemas.cvm.gov.br/?CiaDoc); and (ii) the audited financial statements of Bradseg as of December 31, 2025, are available at the following link https://www.bradescoseguros.com.br/clientes/institucional/demonstrativos-financeiros. 11. Pro forma financial statements prepared for the purposes of the transaction, pursuant to the applicable regulation: Management Proposal Management Proposal Back to Table of Contents 31 Given that the result of the Bradseg Partial Spin-Off complies with the provisions of article 16, caput, of CVM Resolution 78, the preparation of the financial statements is not required pro forma, to illustrate the impact of the Bradseg Partial Spin-Off, as would be required under article 7o of CVM Resolution 78. 12. Document containing information about the companies directly involved that are not publicly traded, including: Considering that, as of this date, the Company is a publicly-held company, the information below refers exclusively to Bradseg. a) Risk factors, pursuant to items 4.1 and 4.2 of the reference form; Given that the Company already holds 100% (one hundred percent) of the share capital of Bradseg, the management understands that the risk factors contained in the Company’s Reference Form already include the risk factors applicable to Bradseg, as well as to the assets to be incorporated by the Company. b) Description of the main changes in risk factors that occurred in the previous fiscal year and expectations regarding the reduction or increase in risk exposure as a result of the transaction; Given that the Company already holds 100% (one hundred percent) of the share capital of Bradseg, the management understands that the risk factors contained in the Company’s Reference Form already include the risk factors applicable to Bradseg. c) Description of its activities, pursuant to items 1.2 to 1.5 of the reference form; Bradseg’s purpose is to hold, directly or indirectly, equity interests or shares in companies: (a) in the insurance, capitalization, pension, and health sectors; (b) with activities related to and/or complementary or ancillary to the insurance, capitalization, pension, or health sectors; (c) engaged in real estate activities, with emphasis on income generation and expansion of space for use by the various segments of the Bradesco Organization; (d) controlled by companies that hold equity interests in companies operating in the segments mentioned in the previous items. d) Description of the economic group, pursuant to item 6 of the reference form; and The Company holds 100% (one hundred percent) of Bradseg's share capital, as shown in the organizational chart available on the investor relations website of Bradesco (banco.bradesco/ri) and in item 6.5 of its Reference Form. e) Description of share capital, pursuant to item 12.1 of the reference form. Issued Capital Subscribed Capital Paid-up Capital Authorized Capital Management Proposal Management Proposal Back to Table of Contents 32 Capital value (R$) 19,352,673,355.70 19,352,673,355.70 19,352,673,355.70 N/A Payment term Fully Paid-up Fully Paid-up Fully Paid-up N/A Total Number of Shares 12,333 12,333 12,333 N/A 13. Description of the capital and control structure after the transaction, pursuant to item 6 of the reference form The Bradseg Partial Spin-Off will not result in an increase of capital and/or in the issuance of new shares by the Company or Bradseg. There will be no change in the shareholder composition of the Company or Bradseg as a result of the Bradseg Partial Spin-Off. 14. Number, class, type, and kind of securities of each company involved in the transaction held by any other companies involved in the transaction, or by related persons of such companies, as defined by the rules governing tender offers for the acquisition of shares The Company holds 100% (one hundred percent) of Bradseg's share capital. There are no securities issued by Bradseg held by other related parties. 15. Exposure of any of the companies involved in the transaction, or of their related persons, as defined by the rules governing tender offers for the acquisition of shares, in derivatives referenced to securities issued by the other companies involved in the transaction Not applicable. 16. Report covering all transactions carried out in the last 6 (six) months by the persons indicated below involving securities issued by the companies involved in the transaction: a. Companies involved in the transaction: i.Private purchase transactions: (a) the average price; (b) number of shares involved; (c) security involved; (d) percentage in relation to the class and type of the security; and (e) other relevant conditions; ii.Private sale transactions: (a) the average price; (b) number of shares involved; (c) security involved; (d) percentage in relation to the class and type of the security; and (e) other relevant conditions; iii.Purchase transactions in regulated markets: (a) the average price; (b) number of shares involved; (c) security involved; (d) percentage in relation to the class and type of the security; and (e) other relevant conditions; and Management Proposal Management Proposal Back to Table of Contents 33 iv.Sale transactions in regulated markets: (a) the average price; (b) number of shares involved; (c) security involved; (d) percentage in relation to the class and type of the security; and (e) other relevant conditions. Any transactions involving securities issued by the Company have been duly disclosed and are available, pursuant to CVM Resolution No. 44, of August 23, 2021 (“CVM Resolution No. 44”), on the CVM websites (http://sistemas.cvm.gov.br/?CiaDoc) and on the investor relations website of Bradesco (banco.bradesco/ri). Bradseg is a closely held company and there were no purchase or sale transactions, whether private or in regulated markets, involving securities issued by Bradseg in the last 6 (six) months. b. Parties related to the companies involved in the transaction: i.Private purchase transactions: (a) the average price; (b) number of shares involved; (c) security involved; (d) percentage in relation to the class and type of the security; and (e) other relevant conditions; ii.Private sale transactions: (a) the average price; (b) number of shares involved; (c) security involved; (d) percentage in relation to the class and type of the security; and (e) other relevant conditions; iii.Purchase transactions in regulated markets: (a) the average price; (b) number of shares involved; (c) security involved; (d) percentage in relation to the class and type of the security; and (e) other relevant conditions; and iv.Sale transactions in regulated markets: (a) the average price; (b) number of shares involved; (c) security involved; (d) percentage in relation to the class and type of the security; and (e) other relevant conditions. Not applicable, except for operations involving shares and securities in the market, by officers of the Company, as reported in the information disclosure form on transactions involving officers and related parties, as discussed in article 11 of CVM Resolution 44. 17. Document through which the Independent Special Committee submitted its recommendations to the Board of Directors, if the transaction was negotiated in accordance with CVM Guidance Opinion no. 35, of 2008: Not applicable; see item 5(e) above. Management Proposal Management Proposal Back to Table of Contents 34 Annex III Annex L to CVM Resolution No. 81/22 – Information on the Appraisers 1. List the appraisers recommended by management KPMG Auditores Independentes Ltda. a limited liability company, with its registered office in the city of São Paulo, State of São Paulo, at Rua Verbo Divino, No. 1,400, Conjunto Térreo, 801 (part), Chácara Santo Antônio, CEP 04719-911, registered with the CNPJ/MF under No. 57.755.217/0001-29 and with the Regional Accounting Council of São Paulo under No. SP014428/O-6. 2. Describe the qualifications of the recommended appraisers The professionals and agents of the Appraisal Firm are highly qualified and have recognized experience in their field of work. The technical qualification and professional training of the agents of the Appraisal Firm responsible for providing the services are contained in the copy of KPMG’s work proposal and compensation, which is the subject of Annex IV of this Proposal. 3. Provide a copy of the work proposals and compensation of the recommended appraisers A copy of the work proposal and compensation of KPMG is attached to this Proposal as Annex IV. 4. Describe any relevant relationship existing in the last 3 (three) years between the recommended appraisers and related parties to the company, as defined by the accounting rules that address this matter No relevant relationship existing in the last 3 (three) years between the recommended appraisers and parties related to the Company, as defined by the accounting rules that deal with this matter. KPMG Auditores Independentes Ltda. Proposal and Appraisal Report KPMG Auditores Independentes Ltda. Proposal and Appraisal Report6 Classification of the document: KPMG Confidential XXXXXX XX, 20XX (date of the letter) kpm_g_. com/BR XXXXXX XX, 20XX (date of the letter) kp_m_g_.c om/BR Proposal for professional services Audit February 12, 2026 ______ kpmg.com/BR Banco Bradesco S.A. and Bradseg Participações S.A. Classification of the document: KPMG Confidential Annex IV KPMG Auditores Independentes Ltda. Proposal 7 Classification of the document: KPMG Confidential KPMG Auditores Independentes Ltda. Rua Verbo Divino, 1400, 1° - 4° andar, Chacára Santo Antônio CEP 04719-911 - São Paulo/SP - Brasil Telefone +55 (11) 3940-1500 www.kpmg.com.br To Banco Bradesco S.A. and Bradseg Participações S.A. São Paulo – São Paulo February 12, 2026 Attention: To the Tax Audit Department – Ms. Patricia Martil Dear Sir(s): We are pleased to present you the proposal for KPMG Auditores Independentes Ltda. (KPMG) for the issuance of a valuation report that will be used as a basis for the partial spin-off of certain assets and liabilities of Bradseg Participações S.A. ("Bradseg Participações") and transfer of the assets spun off from Banco Bradesco S.A. ("Banco Bradesco"). The purpose of this draft is to confirm our understanding about the conditions and purposes of our engagement, and the nature and limits of the services to be provided, and show our confidence that KPMG will offer the resources necessary to serve you by working in a professional manner and displaying the technical skills required to conduct an audit. As reported before, we were unable to complete our risk management assessments, or other applicable approvals necessary to complete the normal procedures for accepting the work relationship. Therefore, while we continue to work on the procedures mentioned above, we submit this draft proposal for you to get to know its contents before our evaluation is satisfactorily performed. As soon as the results of the procedures mentioned above are completed, we will inform you about the results of the procedures mentioned above. and then we can complete the process of issuing our service proposal in final form. We shall be pleased to arrange a meeting to present our services or to provide any further information that you. may consider necessary. Best regards Original proposal in Portuguese signed by Cláudio Sertório Partner 8 Classification of the document: KPMG Confidential Content 1 - Work approach 9 2 - Report to be issued 10 3 - Fees 11 4 - Other terms and conditions for engaging our services 13 5 - Acceptance 17 Appendix I - Terms and Conditions of the Engagement Appendix II - Service invoicing terms and conditions 9 Classification of the document: KPMG Confidential 1 - Work approach Nature and scope of the services The purpose of our proposal is to perform audit procedures in accordance with Brazilian and international audit standards to issue valuation reports on the net assets of Bradseg Participações S.A. as of December 31, 2025 to meet the requirements set forth by articles 227 and 229 of Act No. 6,404 of 1976. and will be used as the basis for the partial spin-off of Bradseg Participações S.A. and transfer of the spun-off assets, respectively, into Banco Bradesco S.A., pursuant to the Memorandum of Merger entered into between the parties on February xx, 2026. As part of the procedures followed for issuing a valuation report, we will request management and, when appropriate, those in charge of governance, written confirmation of the representations made to us. The audit procedures with the specific purpose of issuing the valuation report will be performed in accordance with Brazilian and international audit standards and supplemented, when necessary, by KPMG's policies. It is our professional responsibility to issue a valuation report, and the management of Banco Bradesco and Bradseg Participações is responsible for preparing the financial statements and for all statements included in them that will be used as basis for preparing the valuation report. As a result of the limitations inherent in internal controls, the fact that audit procedures will be applied on a sample basis and the fact that there may be other limitations, audit procedures do not offer absolute assurance that the financial statements do not have a basis for issuing the report, and that there are no misstatements due to fraud, irregularities or error. As required by professional audit standards, internal controls are evaluated solely to determine the nature, extent and timing of other audit tests. Therefore, we are not being hired to evaluate Bradesco's internal controls or to issue a report on them. 10 Classification of the document: KPMG Confidential 2 - Report to be issued As a result of our work, we will issue two valuation reports on the net assets made up of certain assets and liabilities calculated according to accounting books, prepared in accordance with the CTG 2002 issued by Brazilian Federal Accounting Council and accounting practices adopted in Brazil applicable to financial institutions authorized by the Central Bank of Brazil, as defined below: • Report on the valuation of the net assets made up of certain assets and liabilities as of December 31, 2025 of Bradseg Participações S.A. determined through accounting books in accordance with accounting practices adopted in Brazil, in compliance with the requirement set forth by articles 227 and 229 of Law 6,404 of 1976 to be used as basis for the partial spin-off and transfer of the assets spun off from Banco Bradesco S.A., under the terms of the Memorandum of Justification for Partial Spin-off and Transfer of the Divested Assets entered into between the parties. • Report on the valuation of the equity reported on December 31, 2025 of Banco Bradesco S.A., determined through books of account in accordance with accounting practices adopted in Brazil applicable to the institutions authorized to operate by the Central Bank of Brazil (BACEN), in compliance with the requirement set forth by articles 227 and 229 of Act No. 6,404 of 1976, to be used as basis for the merger of the assetsof Bradseg Participações S.A., pursuant to the Memorandum of Justification for the Merger and Transfer of the assets entered into by the parties. The date for submitting the report described above will be set separately with V.Sa(s). 11 Classification of the document: KPMG Confidential 3 - Fees Banco Bradesco S.A. will pay KPMG fees of R$ 20,000.00 and Bradseg Participações S.A. will also pay KPMG fees of R$ 20,000.00, totaling R$40,000.00, which cover only the following 1. Compensation for the work to be performed in consideration of the various professional categories that must be involved in the execution of the former; 2. Applicable taxes (ISS - Service Tax, PIS - Contribution to the Social Integration Program and COFINS - Contribution for Social Security Funding) according to prevailing legislation. Moreover, possible increases in taxes will be automatically passed on to the fees to preserve the financial balance of the service agreement. Likewise, the costs incurred with any taxes levied by municipal authorities at the place where Banco Bradesco e Bradseg Participações is located or at the place where services will be totally or fully rendered, under any name, will be borne directly by Banco Bradesco e Bradseg Participações or will be added to the amount of fees due, depending on the case. 3. Coverage of ordinary expenses which KPMG incurs for performing the services proposed herein. Ordinary expenses, in accordance with this provision, are the usual expenses, such as the ones incurred with telephone calls, photocopies, infrastructure, meals and transport, provided they are performed within the city limits in which KPMG has offices. The total amount of the aforementioned net and certain fees, as acknowledged by the parties, will be paid in a lump sum payable within 10 days after this proposal is signed. The fees herein agreed do not include: a. Extraordinary expenses, understood in accordance with this contract as those incurred for engagement team members to make trips or stay at hotels, and those incurred beyond the city limits in which KPMG has offices, whether for meal, transport, photocopy and similar purposes. Therefore, extraordinary expenses are the exclusive responsibility of Banco Bradesco and Bradseg Participações which, in accordance with the dates and locations previously agreed on with KPMG, will take all the necessary steps, such as making air ticket and hotel reservations, and delivering the respective vouchers to KPMG's professionals, paying suppliers of these services or reimbursing to KPMG for expenses not previously scheduled. If KPMG does not perform any trip and the related service as a result of the failure of Banco Bradesco and Bradseg Participações in taking the aforementioned steps, the responsibility for possible losses or damages shall be exclusively of Banco Bradesco and Bradseg Participações. 12 Classification of the document: KPMG Confidential b. Inflation expectations, in accordance with prevailing law and considering that the stability evident in the existing price indices will be maintained until the related settlements. Therefore, the fees will be adjusted annually, based on the General Market Price Index of the Getúlio Vargas Foundation (IGP-M/FGV) and, if this index is discontinued, according to an inflation adjustment index established by law, with similar composition and scope, in order to preserve the economic value in question and avoid its deterioration as the result of inflation. However, we reserve the right to automatically apply to any outstanding payment any legal ruling that authorizes the indexation of contracts in a period lower than one year. Unusual situations may occur while the contract is being carried out, such as, among others, the lack of information necessary for performing the services, the need to repeat the work caused by Banco Bradesco and Bradseg Participações or their employees, other situations which require additional or unusual dedication or effort by KPMG. If KPMG notes such situation, we will report it to you. and in such case, the parties will reach an agreement to prevent KPMG from suffering alone the consequences of these unexpected events. c. Additional services. Should they be requested by V.Sa(s), such as consultations that involve research or specific studies of matters not included in this proposal, they will be charged separately, according to the time effectively spent, and will be previously agreed upon with V.Sa(s). We clarify that the delay in the payment of any installment will automatically imply the obligation of Banco Bradesco and Bradseg Participações to add to the regular amount: (i) a late payment fine of 2% (two percent) on the invoice amount; (ii) late payment interest at the rate in effect for the late payment of taxes due to the National Treasury (Selic - Special System for Settlement and Custody); and (iii) If the rate applicable to the late payment of taxes due to the National Treasury does not include inflation adjustment, the regular amount shall include the inflation adjustment according to the General Market Price Index disclosed by Fundação Getúlio Vargas (IGP-M/FGV) and, if the index is terminated, an inflation adjustment index established by law, with similar composition and scope, in order to preserve the economic value of the amounts agreed herein, in order to avoid their deterioration as the result of inflation. If there is any change in the financial balance established herein, we understand that we may review the matter with you in order to agree upon the necessary adjustment that reflects the increase in our costs. If there is no agreement on this matter, this will be fair reason for the termination of the contract based on this proposal, irrespective of any penalty. In light of the nature of the services to be rendered by KPMG as described in this proposal, KPMG's fees are not contingent upon proof of specific consideration. The allegation of the existence of the contractual relationship established herein is sufficient to support any claim for fees, without prejudice to the right of Banco Bradesco and Bradseg Participações to be guaranteed to Banco Bradesco and Bradseg Participações to demand, through proper means, the complete fulfillment of specific obligations by KPMG, upon the occurrence of any default, through specific performance. 13 Classification of the document: KPMG Confidential 4 - Other terms and conditions for engaging our services Attachment I The document entitled “Engagement Terms and conditions” forms an integral part of this proposal. If there is any difference between the provisions of the document called Terms and Conditions for Engaging Our Services, the terms and conditions of this document shall prevail. Due to the specific features related to the scope of the valuation report in accordance with the related professional standard (CTG 2002), the following provisions of Attachment I are changed, as follows The following clauses are hereby amended and reworded: 2.1 - Services a. "Our engagement will be carried out in accordance with applicable audit standards, as described on the proposal and supplemented, when necessary, by KPMG's policies." d. "The events and circumstances listed below are inherent to audit engagements whose purpose is the issue of a valuation report in accordance with the work scope described on this proposal and may not, under any circumstances, be considered as an insufficiency or deficiency of any nature in the performance of our services:" d.1 "Our services are performed on a sample basis, and due to this and other limitations inherent in audit procedures and in any internal control system, some fraud or significant failure in the financial statements that support the issue of the valuation report, in accordance with the work scope described on this proposal, may remain undetected". d.5 "During the performance of the engagement, restrictions or limitations to the scope of the valuation engagement may come up that make the issue of a final valuation report impossible. In that case, 14 Classification of the document: KPMG Confidential we will issue a letter explaining the reason for the impossibility of issuing a valuation report." d.6 "Audit procedures will be applied according to the fact that management, and those charged with governance, when applicable, recognize and understand that they are responsible for: a. for the preparation and fair presentation of the financial statements that support the preparation of the report according to the work scope described on this proposal. b. for the internal control that management considers necessary to enable the preparation of financial statements in accordance with the work scope mentioned on this proposal that are free from material misstatement, whether due to fraud or error. c. to provide us with: i. Access to all relevant information of which management is aware for the preparation of the financial statements in accordance with the work scope mentioned on this proposal, such as records, documentation and other matters. ii. Additional information which the auditor may request that management provide for audit purposes. iii. Unrestricted access to the Entity's personnel the auditor deems necessary to obtain audit evidence. d. As part of our work, we will request the CLIENT's management and those charged with governance (when applicable), a written confirmation of the representations made to us about our engagement." e. As a service provider, KPMG shall hold no liability for any management act the CLIENT may perform according to or resulting from the information and reports that are the deliverables of the services which are the subject matter of this proposal or for the improper or unauthorized use that the CLIENT may directly or indirectly make of them, or by facilitating such use by third parties." f. "If the CLIENT is interested in engaging KPMG's valuation report issuance services and provided that there is no impediment to such engagement, KPMG will perform the services in conformity with this proposal and the rules established by relevant laws and the regulatory procedures issued by the regulatory agencies applicable to the activities of the CLIENT, if applicable, and by Brazilian professional organizations, employing a sufficient number of qualified professionals, to whom the CLIENT must provide the appropriate and indispensable infrastructure needed for the performance of the services." 15 Classification of the document: KPMG Confidential g. "The issues for which the applicable standards require communication, as set forth on the scope of this proposal, include important issues arising from audit procedures in accordance with the scope described on this proposal that are relevant to those charged with governance for the general overview of financial reporting." h. "Audit standards require that the auditor plan procedures to identify additional matters to be reported to those charged with governance." i. "The auditor may be required to communicate certain matters required by law or regulations, under specific agreement with the entity, or under additional requirements applicable to audit engagements, when applicable." j. "The scope of this engagement does not comprise work related to the public offering of securities. Accordingly, the valuation report and the other documents and materials that we issue for the CLIENT due to this engagement may not be referred to or used in connection with any offering of securities, of any nature, in any jurisdiction, without the specific engagement of separate services to that end." 4.1 Acceptance of the service deliverables a. "The contents of the valuation report will be discussed with the CLIENT's management before it is finally issued. If the CLIENT's management does not issue any statement within 30 days, KPMG's delivery of the report shall be an acceptance of the services, and the non-acceptance, without due cause, shall cause the CLIENT to automatically assume full and unrestricted liability for the effects arising from the non-receipt that may affect the CLIENT. KPMG or third parties." 4.2 Confidentiality d. "We may be asked to give access to and/or furnish copies of our work papers that served as a basis for the issuance of our valuation report, in accordance with the scope set forth on this proposal, for inspection by the regulatory agencies to which the CLIENT or KPMG reports." Item "b" of clause 2.1 and item "h", "c", d.6" also of clause 2.1 have been deleted. b. During the performance of our engagement, we may become aware of other matters related to internal control weaknesses or areas in which improving the efficiency of operating controls is possible; we will inform management and/or those charged with 16 Classification of the document: KPMG Confidential governance, when applicable, about material issues in a specific report." I. "The issues for which the applicable standards require communication, as set forth on the scope of this proposal, include important issues arising from the audit or review of the financial statements, the review of the interim financial information and the audit and/or review of the reporting package, when applicable, in accordance with the scope described on this proposal, that are relevant to those charged with governance for the general overview of financial reporting." 17 Classification of the document: KPMG Confidential 5 - Acceptance The present proposal is valid for the period of 30 (thirty) working days as from its issue. If Banco Bradesco S.A. ("Banco Bradesco") and Bradseg Participações S.A. ("Bradseg Participações") are interested in engaging the services of KPMG Auditores Independentes for issuing a valuation report, it should express its acceptance of the present agreement by returning a copy, duly signed by its authorized representative, and with each page duly initialed. Banco Bradesco S.A. and Bradseg Participações S.A. do not show their acceptance in the manner above, but authorizes the beginning of the services covered by this proposal orally or in writing and without expressly voicing any restrictions to the terms and conditions of this proposal. This act will be construed as a tacit acceptance by Banco Bradesco S.A. and Bradseg Participações of all the terms and conditions established herein. Accordingly, the contractual relationship that will be established between the parties will be governed, under all circumstances, by this document. When we receive your confirmation, we will start to plan the work so that we can put as many resources as possible at the disposal of Banco Bradesco S.A. and Bradseg Participações. Banco Bradesco S.A. and Bradseg Participações hereby agree with the terms of this proposal and engages KPMG Auditores Independentes Ltda. to carry out the work described on this proposal, according to the conditions presented herein. This document revokes all prior understandings and agreements between the parties on the subject matter of this proposal. Any changes in the terms of this proposal should be made formally in writing and shall only be considered effective if the document is duly signed by the authorized representatives of the parties. 18 Classification of the document: KPMG Confidential The contract established by the tacit or express acceptance of the Proposal and its appendices shall be governed and interpreted in accordance with the laws of the Federative Republic of Brazil and any questions that may arise in the interpretation and execution of this document or any other matters arising between KPMG and Banco Bradesco and Bradseg Participações, shall be decided in conformity with the will of the parties shall be, in an irrevocable manner, by the courts of the city of São Paulo, in the State of São Paulo. The Parties acknowledge that a digital copy signed by the Parties to and Witnesses to the Proposal and its appendix, as well as any type of document related to the engagement carried out by KPMG have the same legal effects of the original physical copy, pursuant to Act No. 13,874/2019 and Decree No. 10,278/2020, and agree not to challenge their validity, content and integrity. The Parties also agree that the Proposal may be signed, including by witnesses, by hand or electronically, even if not by using the digital certificate issued by ICP-Brasil, pursuant to article 10, paragraph two of Executive Act No. 2.200- 2/2001. By mutual agreement the electronic signature will be posted on the electronic platform provided by KPMG. KPMG Auditores Independentes Ltda. Banco Bradesco S.A. Partner's Signature: Original Proposal in Portuguese signed by Signature: Name: Cláudio Sertório Name: Position: Date: / / Approval Date: / / Witnesses: 1. 2. Name: Name: Tax ID number: Tax ID number: Bradseg Participações S.A. Signature: Name: Position: Approval Date: / / 2. 19 Classification of the document: KPMG Confidential Name: Tax ID number: Classification of the document: KPMG Confidential Appendix(es) Appendix I - Terms and Conditions of the Contracting Services 2 - Services and the responsibility of Parts 2.1 - Services a. Our work will be carried out in accordance with auditing and/or review standards as described in the proposal and supplemented, when necessary, by KPMG's policies. This document is an integral part of the Proposal to which it is enclosed. In the case of Difference between the provisions of this document and the proposal, the terms and conditions of this proposal shall prevail document, except if the Proposal refers to the prevalence of a certain provision of Proposal on one of the provisions of this document Document. 1 - Definitions The words and sentences that follow have the following meanings applicable when used in these Terms and Conditions of the Contracting of Services: - CLIENT: The addressee(s) of the Proposal, which Can also be identified by "Company(ies)", "Company(ies)", or by Abbreviation of the respective reason(s) social(s). - Data: Data, documents, materials or Other type of tangible or intangible information related to the Services. - KPMG: The company identified on the letterhead of the Proposal. A Brazilian limited liability company and Member of the KPMG global network of firms. member firms affiliated with KPMG International, a Swiss cooperative that does not Provides services to clients. - Proposal: The proposal for the provision of services this document is to which this document is located Attached. - Representatives: Partners, employees, consultants, subcontractors and agents of KPMG. - Results of the Services and/or Product(s) of Services: any material developed by KPMG to the CLIENT due to or as a result of the provision of the Services. - Services: The services to be provided by KPMG, as described in the Proposal. . b. During the course of our engagement may come to our attention Issues related to control weaknesses internal bodies or areas in which it is possible improve controls over its operations; we will inform Management and/or those in charge for the governance, when applicable, of the matters through a report Specific. c. As required by professional standards evaluation of internal controls, When applicable, it is carried out exclusively for the determination of the nature, extent and at the time of the performance of other Audit. Therefore, except as provided for in contrary to the Proposal, we are not being hired to audit the Company's internal controls or to issue reports on these. d. We clarify that the events and the circumstances listed below are inherent in the audit of the Bank; and/or Reviewing the financial statements, Reviewing the interim financial information and auditing or reviewing the reporting package When applicable, according to the scope of work mentioned in this proposal, and not Under no circumstances may they be considered as insufficient or deficient of any nature in the performance of our Services: . . . . KPMG Classification of the document: KPMG Confidential d.1 Our services are based on and because of this limitation and other inherent auditing and/or review, and to any internal control system, it is fraud or a material failure may be possible in the financial statements, in the information interim accounting and/or reporting information package, when applicable according to the Work scope mentioned on this proposal is not detected. d.2 The scope of the work proposed herein is not includes a specific and determined obligation detect fraud in KPMG's operations,processes, records and documents that KPMG has access to reason for or consequence of the provision of services. Nevertheless, if we conclude on the fraud, these cases will be promptly informed to the Management of the CLIENT and/or those charged with governance or regulatory agency the CLIENT is at related party or Group Auditor, if applicable. d.3 The work scope does not include the promotion of personal interests; or specific issues and is related to legal issues, regulatory and ethical policies, which determine that work is carried out in a Independent. d.4 Our law is complex and sometimes the same device holds more than one Interpretation. KPMG strives to remain up-to-date on the various currents interpretative approaches, allowing a broad Assessment of alternatives and risks Involved. Thus, it is certain that there may be interpretations of the law other than KPMG. Accordingly, neither KPMG nor other firm may give the CLIENT total assurance that it will not be questioned by third parties or even assessed a tax deficiency by Surveillance. d.5 There are circumstances in which misstatements due to poor documentation of the internal controls and/or accounting records may require the insertion of of "caveat paragraphs" in the audit and/or review, showing the reader certain aspects or limitations of Information included in the financial audited statements, in the information reviewed and/or reported interim financial statements audited or reviewed packages, when Applicable according to the work scope mentioned in this proposal. Depending on the circumstance, if the effect of is material and widespread, our An audit report may be issued with abstention of opinion or adverse opinion on the financial statements, interim financial statements and/or reporting package. In the specific case of the review of the interim financial statements, when applicable, provided that there is no legal or regulatory responsibility for issue of a report, we will inform you, by at the appropriate level of management and To those charged with governance the reason for which revision cannot be completed. d.6 Our audit and/or review will be conducted based on the fact that Management and Those charged with governance, when applicable, they acknowledge and understand that they are responsible for: (a) for the preparation and fair presentation of the financial statements, the interim financial statements and/or reporting package, when applicable, of According to the work scope mentioned in this proposal, in accordance with the applicable financial reporting framework, As defined in the scope of this engagement Proposal. (b) for the internal control that Management determined to be necessary to enable the preparation of financial statements, of the interim financial statements and/or reporting package, when applicable, of According to the work scope mentioned in this proposal, free from material misstatement, regardless of whether caused by fraud or error. (c) for providing: I. Access to all information to which management Has the knowledge to prepare of the financial statements, the Interim financial statements and/or reporting package, when applicable and according to the work scope referred to in this proposal as Records, documentation and other Affairs. ii. additional information that the auditor may request from the Administration for of the audit and/or review. KPMG Classification of the document: KPMG Confidential iii. unrestricted access to persons within the Entity which the auditor determines as necessary to obtain evidence of audit and/or review. (d) As part of our audit and/or Review, we will request CLIENT's Management, and the Those charged with governance (when applicable), written confirmation of the Representations made to us in relation to the our works. (e) The CLIENT shall be solely responsible for the employees' performance and agents, and for the accuracy and integrity of the Data and Information Provided to Us for the purposes of the services described in this proposal. KPMG will not be held liable, in No hypothesis, for damages or losses arising from the untimely filing of data, by the CLIENT, that can affect the regular progress or deliverables and service deliverables will not support such damage or injury. Nor will KPMG be Held responsible for quality or sufficiency documents, accounting records main and ancillary data and data that may be made available in response to requests made by the Commission. (f) Our services may include Recommendations; However, the decisions regarding the implementation of such recommendations will be under Management's responsibility CLIENT. Thus, as a service provider of services, KPMG is not responsible for by any management act that the CLIENT may adopt or practice based on information, audit reports and/or review and reports resulting from the services which are the subject matter of this proposal and by improper or unauthorized use that the CLIENT comes to make or through making it easier for third parties to do so. (g) If the CLIENT is interested in engaging The audit and/or review services provided by KPMG and provided that there are no impediment to such hiring, the KPMG will perform the services in in accordance with this proposal and in accordance with the standards established by Applicable law and procedures regulations issued by regulatory agencies regulators of the CLIENT's activities, if and by professional bodies Brazilians, through the employment of Qualified professionals in number for which the CLIENT must provide the appropriate necessary and indispensable for the implementation of of services. (h) The matters for which the standards Applicable as defined in the scope of this proposal require that the press releases, include important issues arising from the audit or review of financial statements, the review of interim financial statements; and Audit and/or review of the reporting package, when applicable and in accordance with the of the work mentioned in this proposal, which that is relevant to those in charge of Governance in the general supervision of the process financial reporting standards. (i) Auditing and/or review standards do not require the auditor to plan Procedures to identify Additional matters to be reported to Those charged with governance. (j) The auditor may be required to communicate certain matters required by law or regulations, by specific agreement with the entity, or for additional requirements applicable to audit and/ or review work, if applicable. (k) The scope of this engagement does not include Securities offering engagements to the public. Accordingly, the report of and the other documents; and materials that we issue to the CLIENT in The reason for this engagement may not be referred to or used in connection with any offer of securities, Any nature, in any jurisdiction, without specifically engaging services to that end, separately. 2.2 - The Labor Responsibilities of KPMG a. Payroll and related charges relevant to professionals who come to Represent KPMG before the CLIENT, for service obligations are as follows KPMG shall be solely responsible for obliges to keep the CLIENT always free from All claims, complaints and litigation arising from professional relationships established between the CLIENT and the KPMG representatives, pledging to including to assume, at its exclusive rights KPMG Classification of the document: KPMG Confidential b. The acceptance of this proposal will entail the CLIENT's acknowledgment and agreement of that any advice, recommendations and/or information provided by us in relation to This proposal is for your confidential use. Except in cases prescribed by law or in those where the product, by virtue of a standard professional, has as its objective the disclosure to third parties, the CLIENT shall not expose or will allow access to such advice recommendations, information or product of the work for third parties, nor shall it summarize or will refer to such advice, recommendations and/or information or to the work product, or to the contents of documents which provide grounds for our engagement, including This proposal, unless previously and express valid consent from us. c. The CLIENT undertakes to consult us previously and expressly about its possible intent to disclose any material provided by us to third parties due to or as a result of the services that are the subject matter of this proposal. proposal or its reproduction in whole or in part, and to make available the material to be revealed, by the opportunity to consult the whistle-blowers so that we are in a position to evaluate and issue an opinion according to ethical and legal law to which we are subject by convention internal, regulatory and legal standards. 6 - Fees 6.1 - The fees described on this Proposal do not Contemplate: a. inflation expectations, considering that Inflationary factors are not taken into account consideration in determining fees, in compliance with prevailing law; and Considering that the stability reported Currently the price indices will remain the same until the related settlements. Therefore, the fees shall be annually adjusted, according to the General Market Price Index, published by Fundação Getúlio Vargas (IGPM/ FGV) and, if it is terminated, alternatively, adjustment index allowed by Law, with similar composition and scope, as a means of preserving economic expression of the agreed amounts, so that it does not allow it to deteriorate as a result of inflation. However, it remains KPMG reserves the right to automatically apply the of any supervenient legal provision that that may authorize the indexation of contracts into Period of less than one (1) year. expense, the CLIENT's defense in actions that may result from those claims, complaints and claims, notwithstanding the duty indemnify you when your intervention, under the conditions set out herein, if show impossible, ineffective, or insufficient. 3 - Engagement team a. KPMG may, at its sole discretion and at any time, replace the professionals indicated in the Proposal by others similar experience. 4 - Acceptance of the service deliverables a. The contents of the aforementioned reports will be discussed with the CLIENT's management before the issuance of its final version. If there is none, statement by the Management of the CUSTOMER within 30 days, the delivery of the reports by KPMG will be accepted by KPMG of the services, and the non-acceptance, without reason, will correspond to the automatic assumption, by the CLIENT, full responsibility and on the effects arising from the non-recognition of receipt that may adversely affect this, KPMG or third parties, 5 - Ownership and use of results a. In order to be able to provide better services We have created, acquired, or possessed several concepts, methodologies and techniques, models, standards, software, operator interfaces or screen designs, general and software use and methods, logic and System Operational Coherence (collectively referred to as the "Property" KPMG"). We retain all rights to KPMG property. Accordingly, the CLIENT there should be no interest or right over such property. In addition regardless of whether it is accepted proposed by the CLIENT, we will be free to offer services of any kind to any other party, as we see fit and we may use the Property KPMG to that end. We recognize that KPMG's Property will not include any of the CLIENT's confidential information or its tangible property; or intangible assets, and we shall have no right to owned by the CLIENT. KPMG Classification of the document: KPMG Confidential b. unusual situations over the course contractual relationship, such as, but not exclusively, the unavailability of Data necessary for the performance of the Services, Need to repeat the work caused by the CLIENT or its employees, situations others that generate the need for dedication or additional or extraordinary effort on the part of KPMG. If this type of situation occurs, the KPMG will inform the CLIENT and in that case the parties will reach an agreement to prevent the KPMG unilaterally supports the consequences of such unforeseen events. C. Additional services that may be requested by the CLIENT, such as inquiries involving research or subject-specific study not included in the Proposal, which will be charged separately, according to the time actually spent, expended, according to mutually agreed as an amendment to the Proposal, be signed by the parties. 6.2- Any delays in the payment of any installment will automatically entail the obligation of the CLIENT to add to the regular amount: a. Late payment fine of two percent (2%) on Invoice amount; b. default interest equivalent to the rate in force for late payment of taxes due to the National Treasury (Selic - Central Bank overnight rate or another that replace); And C. If the rate applicable to the late payment of payments is in effect of taxes due to the National Treasury not contains a variant of inflation adjustment, the amount regular should also be added adjustment for inflation, according to the General Index of Market Prices, published by the Foundation Getúlio Vargas (IGP-M/FGV) and, in the case of his substitutely for the suppression or termination adjustment index allowed by law, with composition and scope, such as how to preserve the economic value of the amounts, so as not to allow that it may deteriorate by as a result of inflation. 6.3 - In any case in which The established economic and financial equation has been shaken The Parties hereto should agree on the adjustment required for the restore the balance. The Stalemate The following shall be good cause for terminating the agreement established on the basis of this Proposal and its appendixes, without prejudice to any penalty applicable. KPMG 7 - Work papers a. During the performance of the services, we will have access to oral and written information, documents and data in general, which will be Recorded and filed, if necessary, in electronic media, constituting an obligation of the CLIENT the maintenance of all accounting and other records documents that support their writings, commercial and tax. Even so, according to professional legal and regulatory standards, if necessary, we may retain and keep in File, copies and annotations of all oral and written information, documents and Data in general, including information that may be considered to be confidential to us made available due to or as a result of RENDERING OF THE ENGAGED SERVICES. 8 - Confidentiality a. The CLIENT, when accepting this proposal, acknowledges its validity, agrees with its and commits himself, as well as KPMG, to act in such a way that all information communicated by a party (Disclosing Party) to the other (Receiving Party) in connection with the services agreed on this proposal or received in trust, used only for the Purposes of performing the Subject Services of this proposal for professional provision of services and that No confidential information is exposed by the Receiving Party or its agents; or without prior written consent of the Revealing Part. b. The obligation of confidentiality does not apply to information that: (i) is already known of the Receiving Party without any confidentiality obligation to timing of disclosure by the Disclosing Party; (ii) are in the public domain or become public domain without violation of this proposal; (iii) is legally received from third parties, that are not subject to commitments; or non-disclosure agreements with the Party Revealing; (iv) is developed independently by the Receiving Party, without The use of the Confidential Information Revealing Part; (v) is disclosed, without similar restrictions on third parties by the Party Revealing; (vi) is approved by the Party Revealing for disclosure, or not anymore considered by the Disclosing Party to be confidential information; (vii) have their Disclosure required by law, by competent authority or professional standard; or (viii) needs to be disclosed so that Classification of the document: KPMG Confidential 9 - Use of e-mail a. KPMG's Information Security Policy Follows market practices (except encryption). During the relationship agreement entered into according to this agreement document, KPMG may communicate with the CLIENT by e-mail or transmit documents electronically. THE CLIENT accepts the risks inherent in these forms of communication (including the risk of Interception or unauthorized access to communications, the risk of corruption of such communications and the risks of viruses or Other Harmful Devices, Possible Despite the security policy followed by KPMG) and agrees that only the Documents and Information Finals submitted by KPMG shall be considered by the CLIENT. KPMG will take responsibility only for the content original kept in your records. 10 - Corporate Logotype a. KPMG may use the name and logo of CLIENT's contributions and reports on to the Services provided to the CLIENT. B. For marketing and publishing purposes or negotiation of services, KPMG and the member of KPMG International may Disclose the fact that they are providing services to the CLIENT, identifying the CLIENT by name and/or by its logo and indicating only the the general nature or category of those services; and any details that have become lawful in the public domain. 11 - Termination a. Failure to comply with any condition established through this document, as follows as the execution of your object at odds with the established, it will give right to the party innocent to terminate it upon notice expressed to the party that gave cause to the case, with ten business days in advance. B. In addition to the circumstances established by law, the contractual relationship may Be terminated in the following cases: b. 1 Amendment to the Company's articles of organization or limited liability operating agreement or by-laws Modification of purpose or structure corporate relationship of the parties that affects the execution of this covenant. Receiving Party may defend itself if the initiation of administrative proceedings, arbitration or judicial proceeding brought against it. C. KPMG may share with other member firms of KPMG International cooperative, confidential information, without prejudice to the duty of confidentiality hereby established. d. We may be asked to give access to and/or furnish copies of our work papers which have served as a basis for the issuance of our review report of the interim financial statements or of the Review report on the financial statements and/or reporting package, according to the scope set forth on this proposal proposal, for inspection by regulatory bodies that are subordinated to the CLIENT or to KPMG. e. KPMG shall, without prior consent of the CLIENT, disclose the Information Confidential to the competent authorities if you find signs that may set up the commission of the crime of money laundering; or Terrorism Financing as Planned in applicable law. F. On the occasion of any such request, V.Sa(s). will be informed in advance, provided that not forbidden by law, so that you can adopt the Measures that they consider appropriate for protection of their interests, given that the simple Deauthorization, unaccompanied by protection will not be sufficient to prevent the compliance with the determination issued by authority. G. If one of the parties receives a court summons or other administrative or judicial requirement validly issued requiring the disclosure of other party's confidential information, if not prohibited by law, such Party shall issue immediately a notice of such make a written request to the other to allow the This look for a protective order. As soon as the Party cited to reveal that information provide the notice, that part will be titled to comply with such requirement to the extent permitted by or determined by such law requirement, being subject to any order protective or similar valid and effective that the part interested in the confidentiality of the information may come to Get. KPMG Classification of the document: KPMG Confidential b.2 Transfer of rights and/or rights obligations pertaining to this proposal without prior and express authorization by the other party. b.3 Repeated misconduct duly annotated and proved by the Parts. b.4 In the interest of either party, upon prior notice of 30 days. b.5 Automatically, if there is a request for bankruptcy, as well as the petition for court-supervised or out-of-court reorganization; or intervention or dissolution of any of the Parts. b.6 In the event a fact is found which, by reason of national or national rules, international, causes an impediment to continue the work or contractual relationship. c. Whatever the motive and origin of the Termination, without prejudice to penalties the CLIENT undertakes to reimburse all expenses incurred by us to date of the actual termination and of the payment of the services performed to that same date. 12 - Notifications Hire-related notifications established between the parties shall be considered as made when addressed as follows: in the case of the CLIENT, to the address included in the proposal, for the attention of the person for whom the Proposal is addressed. b. in the case of KPMG, to the address included in the Proposal's letterhead for the attention of Person signing the Proposal. c. Notices will be valid when there are proof that they have been delivered to the address even if they are not received by Any reason. d. If either party changes its address For notification purposes, you must send to the other a prior written communication to the new address and the date in which it will come into force. If that is the case is not done, notifications sent to the Last address informed by a certain part shall be considered to be valid and perfect, for all intents and purposes. 13 - Joint and several liability a. If the Proposal is addressed to more than one party, All of them will be held accountable for the fulfillment of all terms and conditions set forth on proposal, and in this document and shall refer to reply as main obligors and in the Joint liability under the terms of article 264 et seq. of the Civil Code Brazilian, for the total compliance of contractual obligations set forth in this document, and in the Proposal. 14 - Independent Parties a. None of the terms of this Proposal document - nor their acceptance - should be interpreted by the parties or third parties as Characterizing the Company, Joint Venture, partnership relationship or any kind of representation between the parties, nor binding relationship among KPMG's representatives and the CLIENT. 15 - Force Majeure a. None of the parties shall be delinquent or will incur civil liability if you do not be able to fulfill their obligations set forth under Proposal and appendixes as result of cause beyond its control, as provided for in the article 393 of the Brazilian Civil Code. In the event of a force majeure affecting one of the parties, the latter notify the other in the shortest possible time. 16 - Severability . Each clause or term of this agreement is a separate and independent term. If any of the terms of this document are judged by a court to be void or unenforceable; or competent authority, the other terms remain in effect. In this case, the parties be released from fulfilling their obligations resulting from the provision containing a defect, but it must do its best efforts to replace the null or may not be enforceable by another which, not containing the vices of the former, allow to attain, as close as possible possible, the originally intended result by the parties. 17 - Full Agreement and Amendments a. This instrument represents the full agreement between the parties about the proposed services; and Can only be changed by agreement between the parties. a. KPMG Classification of the document: KPMG Confidential 18 - Effectiveness a. The contractual relationship established on the basis of the The proposal and its appendixes will be effective on the date of express or tacit acceptance, of the Proposal by the CLIENT, and thus It will remain for the period necessary for the full the performance of the Services and the fulfillment of all obligations assumed by the parties, is subject, in any case, to the exceptions which authorize the rescission and termination in accordance with of this document. B. If the Proposal is tacitly accepted, the Initial term of the contractual relationship shall be considered, for all intents and purposes, as The date the event is to start services, even if the CLIENT signs the Proposal stating a date subsequent to the beginning of the Services. 19 - Applicable law and jurisdiction a. The contract entered into upon acceptance the express or tacit understanding of the Proposal and its appendixes shall be governed and interpreted in accordance with the laws of the Federative Republic of Brazil and the court to settle disputes of any nature between KPMG and the CLIENT, it shall be District of the Municipality of São Paulo, in the State in São Paulo, Brazil. KPMG Classification of the document: KPMG Confidential Classification of the document: KPMG Confidential Appendix II - Service invoicing terms and conditions This document is an integral part of the Proposal it is attached to. Banco Bradesco and Bradseg Participações represent for all legal purposes that, in order to enable the payment of the agreed fees, on time and in the manner, in the manner desired by the Parties and recorded in this document, they have provided KPMG with all information it deems relevant so that invoicing is performed in accordance with the practices and financial flows of Banco Bradesco and Bradseg Participações, addressing the requirements and expectations of all parties, people and departments involved in your Organization's accounts payable process, particularly those in charge of receiving, evaluating, approving, approving and processing collection documents and making payments. Banco Bradesco and Bradseg Participações, confirm that they have reviewed the information included in the BILLING SUMMARY CHART below, that they agree that all its information is correct and that it contains all the information required for the fees to be considered in compliance with and accepted under the Organization's standards. therefore, the fees collected according to this Proposal, in accordance with the information of the BILLING SUMMARY CHART, will be paid on the due dates agreed on this proposal, otherwise statutory and contractual penalties and provisions will be immediately imposed. Payments are to be made using bank payment forms sent by KPMG, together with the related invoices every installment payment. Classification of the document: KPMG Confidential SUMMARY CHART OF BILLING Company name for billing Bradseg Participações S.A. CNPJ number for billing 33.254.319/0001-00 Branch for billing purposes (KPMG) São Paulo Gross amount R$20,000.00 Taxes to be included in the proposal ISS: 5% COFINS: 7.6% PIS: 1.65% Number of installments 1 Date of the first due date XX/XX/2026 First installment amount XX/XX/2026 Other installments - insert the due date in the month Not applicable ADDITIONAL INFORMATION FOR BILLING Should the invoice be issued within the same month as the installment's due date? ( x ) Yes ( ) No Days in advance, before the due date for billing X Invoice should be addressed to Contact in the Accounts Payable Dept Withholding taxes on payment ( X ) Income Tax of 1.5% ( ) Income Tax of 4.8% ( ) Funds ( ) Other Other information required for billing and to timely release the payment (*) Consist of the valuation reports on the partial spin-off of certain assets and liabilities between Bradseg Participações and Banco Bradesco S.A Classification of the document: KPMG Confidential SUMMARY CHART OF BILLING Company name for billing Banco Bradesco S.A. CNPJ number for billing 07.207.996/0001-50 Branch for billing purposes (KPMG) São Paulo Gross amount R$20,000.00 Taxes to be included in the proposal ISS: 5% COFINS: 7.6% PIS: 1.65% Number of installments 1 Date of the first due date XX/XX/2026 First installment amount XX/XX/2026 Other installments - insert the due date in the month Not applicable ADDITIONAL INFORMATION FOR BILLING Should the invoice be issued within the same month as the installment's due date? ( x ) Yes ( ) No Days in advance, before the due date for billing X Invoice should be addressed to Contact in the Accounts Payable Dept Withholding taxes on payment ( X ) Income Tax of 1.5% ( ) Income Tax of 4.8% ( ) Funds ( ) Other Other information required for billing and to timely release the payment (*) Consist of the valuation reports on the partial spin-off of certain assets and liabilities between Bradseg Participações and Banco Bradesco S.A Classification of the document: KPMG Confidential © 2026 KPMG Auditores Independentes Ltda., a Brazilian limited liability company and a member firm of KPMG's global organization of licensed independent firms of KPMG International Limited, an English limited liability company. All rights reserved. This proposal has been prepared by KPMG Auditores Independentes Ltda., a Brazilian limited liability company and a member firm of KPMG's global organization of independent member firms licensed by KPMG International Limited ("KPMG International"), an English limited liability company. KPMG International and its related entities do not provide services to clients. No member firm has authority to obligate or bind KPMG International, its related entities or other member firms against third parties. KPMG International or its related entities do not have authority to obligate or bind any member firm. This proposal is strictly confidential and has been prepared for the internal use of Banco Bradesco and Bradseg Participações, so as to provide it with enough information to make a decision about whether to engage the services of KPMG Auditores Independentes Ltda. This document may not be disclosed, commented on or copied, in whole or in part, without our previous written consent. Any disclosure beyond that allowed as provided for herein may adversely affect the business interests of KPMG Auditores Independentes Ltda. KPMG owns the rights to this document, including the copyrights and all the other intellectual property rights. The KPMG name and logo are trademarks used under license by member firms other than those of the KPMG global organization. Contact our team Cláudio Sertório Partner Phone: +55 (11) 99700-8737 csertorio@kpmg.com.br Mark Yamashita Partner Phone: +55 (11) 3940-6396 msyamashita@kpmg.com.br Gustavo Bonini Partner Phone: +55 (11) 3940-4430 gbonini@kpmg.com.br Vinicius Máximo Director Phone: +55 (11) 3940-8968 vmaximo@kpmg.com.br kpmg.com/BR1 KPMG Auditores Independentes Ltda. 1400 Verbo Divino St, Ground floor to 801 - Part, Chácara Santo Antônio, CEP 04719-911, São Paulo - SP Phone +55 (11) 3940-1500 kpmg.com.br Appraisal report of the net accounting assets comprising certain assets and liabilities, determined based on the accounting books To The Shareholders and the Board of Directors of Bradseg Participações S.A. São Paulo - SP Audit Firm Information 1. KPMG Auditores Independentes Ltda., a company established in the city of São Paulo, located at 1400 Verbo Divino St, – Ground Floor to Suite 801, registered under CNPJ No. 57.755.217/0001-29, and with the São Paulo Regional Accounting Council under No. 2SP-014428/O-6, represented by its undersigned partner, Mr. Luciano Agulho Vecchi, accountant, holder of ID No. 29.797.601-1, CPF No. 335.101.458-95, and CRC No. 1SP281259/O-0, resident in São Paulo with office at the same address, appointed by the management of Bradseg Participações S.A. to conduct the appraisal of the net assets comprising certain assets and liabilities as of December 31, 2025, in accordance with accounting practices adopted in Brazil, summarized in the annex, presents below the results of its work. Purpose of the Appraisal 2. The appraisal report of the net accounting assets comprising certain assets and liabilities as of December 31, 2025, of Bradseg Participações S.A., is intended to comply with the requirements of Article 229 of Law No. 6,404/1976, and will be used as the basis for the partial spin-off process of Bradseg Participações S.A. and the transfer of the spun-off accounting net assets to Banco Bradesco S.A., pursuant to the Partial Spin-off Protocol and Justification dated February 26, 2026. Responsibilities of Management for the Accounting Information 3. The management of Bradseg Participações S.A. is responsible for bookkeeping and preparing accounting information in accordance with accounting practices adopted in Brazil, as well as for maintaining internal controls deemed necessary to allow the preparation of such accounting information free from material misstatement, whether due to fraud or error. A summary of the main accounting practices adopted by Bradseg Participações S.A. is described in the annex to this appraisal report. Annex V Appraisal Report 2 Scope of Work and Responsibility of the Independent Auditor 4. Our responsibility is to express a conclusion on the book value of the net assets comprising certain assets and liabilities as of December 31, 2025, based on work conducted in accordance with Technical Communication CTG 2002, approved Brazilian Federal Accounting Council, which provides for applying examination procedures over the accounts that record such assets and liabilities included in this report and which were recorded in the balance sheet of Bradseg Participações S.A. on that date. Accordingly, we conducted our examination of the net accounting assets in accordance with Brazilian auditing standards, which require auditors to comply with ethical requirements and to plan and perform the audit to obtain reasonable assurance that the net accounting assets subject to our appraisal report are free from material misstatement. 5. An audit involves performing selected procedures to obtain evidence regarding the recorded amounts. The procedures selected depend on the auditor’s judgment, including the assessment of the risks of material misstatement in the net accounting assets, whether caused by fraud or error. In this risk assessment, the auditor considers internal controls relevant to the net accounting assets in order to design audit procedures that are appropriate under the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the internal controls of Bradseg Participações S.A. An audit also includes evaluating the appropriateness of the accounting policies used and the reasonableness of accounting estimates made by management. We believe that the audit evidence obtained is sufficient and appropriate to provide a basis for our conclusion. Conclusion 6. Based on the work performed, we conclude that the assets and liabilities summarized in the annex and recorded in the accounting books represent, in all material respects, the value attributed to the spun-off portion of Bradseg Participações S.A. in the amount of R$ 16,136,310,439.65, of which R$ 15,413,562,899.08 correspond to shares of Bradesco Gestão de Saúde S.A. and R$ 722,747,540.57 correspond to shares of Odontoprev S.A., as presented in the balance sheet of Bradseg Participações S.A. as of December 31, 2025. São Paulo, February 26, 2026 KPMG Auditores Independentes Ltda. 2SP-014428/O-6 Original report in Portuguese signed by Luciano Agulho Vecchi Accountant CRC 1SP281259/O-0 3 ANNEX I Bradseg Participações S.A.CNPJ 02.863.655/0001-19 Balance Sheet - In ReaisASSETSprior to the spin-offsplit-off portionafter the spin-off CURRENT ASSETS 16,730,163,205.76 - 16,730,163,205.76 CASH AND CASH EQUIVALENTS 47,045,967.55 - 47,045,967.55 Cash and banks 47,045,967.55 - 47,045,967.55 Investments 9,262,981,577.54 - 9,262,981,577.54 Securities and receivables 7,420,135,660.67 - 7,420,135,660.67 Loans and receivables 7,146,513,276.91 - 7,146,513,276.91 Tax and social security credits 273,622,383.76 - 273,622,383.76 NON-CURRENT ASSETS 35,131,511,473.08 16,136,310,439.65- 18,995,201,033.43 Long-term receivables 1,865,165,118.55 - 1,865,165,118.55 Investments 333,917,718.37 - 333,917,718.37 Securities and receivables 1,531,247,400.18 - 1,531,247,400.18 Tax and social security credits 712,909,041.60 712,909,041.60 Judicial and tax deposits 818,338,358.58 - 818,338,358.58 Other receivables - - - Investments 33,266,346,354.53 16,136,310,439.65- 17,130,035,914.88 Equity interests 33,266,346,354.53 16,136,310,439.65- 17,130,035,914.88 - Bradesco Gestão de Saúde SA 15,413,562,899.08 15,413,562,899.08- - - Odontoprev SA 722,747,540.57 722,747,540.57- - - Other equity interests 17,130,035,914.88 - 17,130,035,914.88 TOTAL 51,861,674,678.84 16,136,310,439.65- 35,725,364,239.19 Balance Sheet - In ReaisLIABILITIESprior to the spin-offsplit-off portionafter the spin-off CURRENT LIABILITIES 7,958,119,043.32 - 7,958,119,043.32 Accounts payable 7,958,119,043.32 - 7,958,119,043.32 Obligations payable 7,836,104,316.15 - 7,836,104,316.15 Taxes and social charges payable 1,682,581.07 - 1,682,581.07 Taxes and contributions 120,332,146.10 - 120,332,146.10 NON-CURRENT LIABILITIES 830,732,923.74 - 830,732,923.74 Accounts payable 7,559,141.40 - 7,559,141.40 Obligations payable 7,559,141.40 - 7,559,141.40 Other liabilities 823,173,782.34 - 823,173,782.34 Legal provisions 823,173,782.34 - 823,173,782.34 Equity 43,072,822,711.78 16,136,310,439.65- 26,936,512,272.13 Share capital 19,352,673,355.70 17,085,933,361.06- 2,266,739,994.64 Retained earnings 23,722,192,146.99 541,998,061.41 24,264,190,208.40 Equity valuation adjustments 314,756,134.16 103,305,422.92 418,061,557.08 Capital reserve 298,037,167.35- 298,037,167.35 - Treasury shares 18,761,757.72- 6,282,269.73 12,479,487.99- TOTAL 51,861,674,678.84 16,136,310,439.65- 35,725,364,239.19 4 ANNEX II 1. Main Accounting Policies The accounting policies described below were applied to the Balance Sheet of Bradseg Participações S.A. as of December 31, 2025. 2. Cash Investments and Financial Instruments The Company measures its financial instruments in accordance with Technical Pronouncements CPC 48 and CPC 46, assessing financial assets based both on the business model adopted for managing those assets and on the contractual cash flow characteristics. The Company classifies financial assets into three categories: Measured at amortized cost; Measured at fair value through other comprehensive income (FVOCI); Measured at fair value through profit or loss (FVTPL). (i) Business Model The business model reflects how the Group manages its financial assets to generate cash flows. Management classifies assets under one of the following objectives: (i) holding assets to collect contractual cash flows; (ii) holding assets to collect contractual cash flows and sell; or (iii) holding assets for trading. When financial assets fit models (i) or (ii), the SPPI test (Solely Payments of Principal and Interest) must be applied. Financial assets falling under model (iii) are measured at FVTPL. (ii) SPPI Test — Solely Payments of Principal and Interest The purpose of this test is to assess whether the contractual terms of a financial instrument give rise to cash flows on specific dates that are solely payments of principal and interest on the outstanding principal amount. In this context, principal refers to the fair value of the financial asset at initial recognition, and interest refers to consideration for the time value of money, the credit risk associated with the outstanding principal during a specific period, and other basic lending risks and costs. Financial instruments that do not meet the above‑mentioned criteria are measured at fair value through profit or loss (FVTPL), such as derivatives. (iii) Cash and Cash Equivalents These include demand deposits and financial investments with original maturities of three months or less, subject to insignificant risk of changes in value, and used for managing short‑term obligations. (iv) Financial Assets Measured at FVTPL Financial assets that do not meet the criteria for amortized cost or FVOCI measurement are classified as FVTPL. Assets may also be designated at FVTPL at initial recognition if doing so eliminates or reduces accounting mismatches. Financial assets measured at FVTPL are recorded and initially measured at fair value, with subsequent changes in fair value recognized immediately in profit or loss. Financial assets are initially recognized and measured at fair value in the balance sheet, and transaction costs are recorded directly in the income statement for the period. (v) Financial Assets Measured at Amortized Cost These are financial assets that meet the SPPI criteria and are held to collect contractual cash flows. Financial assets measured at amortized cost are initially recognized at fair value, including direct and incremental costs, and subsequently measured at amortized cost using the effective interest rate method. • Receivables Receivables are non‑derivative financial assets with fixed or determinable payments that are not quoted in an active market. The Group’s receivables comprise amounts recorded under “Notes and accounts receivable,” which are carried at amortized cost, less any impairment losses. 5 (vi) Financial Assets Measured at FVOCI These are assets that meet the SPPI test and are held both to collect contractual cash flows and for sale. These assets are initially recognized at fair value plus transaction costs directly attributable to their acquisition or issuance and subsequently measured at fair value, with gains and losses recognized in Other Comprehensive Income, except for impairment losses and foreign exchange gains and losses on translation, until the financial asset is derecognized. (vii) Fair Value Determination O valor justo dos instrumentos financeiros é determinado da seguinte forma: Investment fund units Based on quotes from managing financial institutions. Government bonds Based on ANBIMA secondary market rate tables. Equities Based on last quoted prices published by B3. (viii) Impairment of Financial Assets The Company evaluates expected credit losses on a forward‑looking basis for assets measured at amortized cost and FVOCI. Financial instruments have expected credit loss measurement as follows: Financial assets: the present value of the difference between the contractual cash flows and the cash flows the Company expects to recover, discounted at the operation’s effective interest rate. The carrying amount of the asset is reduced through a provision. Expected credit losses are measured on one of the following bases: • 12‑month expected credit losses: credit losses resulting from possible default events within 12 months after the reporting date; and • Lifetime expected credit losses: credit losses resulting from all possible default events over the expected life of a financial instrument. • Lifetime expected credit loss measurement applies when a financial asset has experienced a significant increase in credit risk since initial recognition. The 12‑month measurement applies when the credit risk has not increased significantly. The Group may determine that a financial asset’s credit risk has not increased significantly when it is considered to have low credit risk at the reporting date. • With respect to Government Bonds, the Group internally developed a credit risk assessment study that indicates expected losses of zero for the next 12 months; that is, no provision for credit losses is required. • The methodology and assumptions used to estimate future cash flows are reviewed regularly to reduce differences between estimated and actual losses. • After expected credit losses are recognized, interest income is recognized using the effective interest rate applied to the asset’s gross carrying amount, except for credit‑impaired assets, for which the rate is applied to the net carrying amount (net of provision). An entire financial asset, or part of it, is written off against the related expected credit loss provision when there is no reasonable expectation of recovery. Such credits are written off after all necessary recovery procedures have been completed to determine the loss amount. 3. Investments Equity interests in associates are measured using the equity method, including goodwill arising from acquisitions. For subsidiaries in the insurance segment, CPC 50 is applied. 4. Goodwill on Investments Goodwill or bargain purchase gains arise in the process of acquiring investees. Goodwill represents the excess of the acquisition cost over the acquirer’s share of the fair value of identifiable net assets of the acquired entity at the acquisition date. 6 Goodwill is measured at cost, less accumulated impairment losses. An impairment loss related to goodwill on investments in associates may be reversed. 5. Impairment of Non‑Financial Assets The carrying amounts of the Company’s non‑financial assets are reviewed at least annually to determine whether there is any indication of impairment, which is recognized in profit or loss if the carrying amount of an asset exceeds its recoverable amount. For goodwill, the impairment test is performed annually even when no indication of impairment exists. 6. Contingent Assets and Liabilities i. Contingent Assets Contingent assets are not recognized and are recorded only when there are real guarantees or final favorable court decisions with no further possibility of appeal, making the gain virtually certain and confirming the Company’s ability to recover the amount through receipt or offset against another payable. Contingent assets whose likelihood of success is considered probable are disclosed when applicable. ii. Provision for Contingencies and Contingent Liabilities Provisions are recorded based on the assessment of legal counsel, the nature of the claims, similarity to prior cases, complexity, and prevailing court positions, whenever a loss is considered a probable outflow of resources to settle the obligation and when the amounts involved can be measured reliably. Contingent liabilities classified as possible losses are not recorded but disclosed in the notes when individually significant. Liabilities classified as remote are not disclosed. iii. Legal – Tax and Social Security Obligations These arise from judicial proceedings related to tax obligations in which the Company challenges their legality or constitutionality. The Company considers the opinion of legal counsel, the nature of the actions, similarity to previous cases, complexity, and the courts’ prevailing stance whenever a loss is considered probable. 7. Income Tax and Social Contribution Income tax is calculated at a rate of 15% on taxable income, plus a 10% surtax on the portion exceeding R$240,000 annually. Social Contribution on Net Income (CSLL) is calculated at 9% on taxable income. Current tax is the amount payable on taxable profit for the year, based on the rates in effect at the reporting date, and includes adjustments to taxes payable relating to prior years. Deferred tax is recognized on temporary differences between the carrying amounts of assets and liabilities for accounting purposes and the amounts used for taxation (current taxes), as well as on tax losses and negative CSLL bases. A deferred tax asset is recognized for unused tax losses, tax credits, and deductible temporary differences when it is probable that future taxable profits will be available against which they can be utilized. Deferred tax assets and liabilities are offset when the Company has a legal right to offset current tax assets and liabilities, and when they relate to income and social contribution taxes levied by the same tax authority on the same entity. Deferred tax assets are reviewed at each reporting date and reduced when their realization is no longer probable.1 Statements of Financial Position Statements of Financial Position Banco Bradesco S.A. 2025 2 Statements of Financial Position STATEMENTS OF FINANCIAL POSITION - ON DECEMBER 31 – Reais 2025 Assets 10,294,535,159.62 Financial assets measured at fair value through profit or loss 177,131,154,192.82 - Securities and other financial assets 159,737,466,377.58 - Derivative financial instruments 17,393,687,815.24 Financial assets measured at fair value through other comprehensive income 63,616,749,491.67 - Securities, net of expected credit losses associated with credit risk 63,616,749,491.67 Financial assets at amortized cost 1,314,083,324,817.04 - Interbank investments 350,098,271,616.89 - Compulsory and other deposits with the Brazilian Central Bank 121,460,803,635.48 - Securities, net of expected credit losses associated with credit risk 229,317,457,004.93 - Loans net of losses associated with credit risk 491,143,066,764.47 - Leases net of expected credit losses associated with credit risk 555,125.89 - Other financial assets 122,063,170,669.38 Non-current assets held for sale 905,361,067.11 Investments in affiliates and jointly controlled entities 131,737,514,539.13 Premises and equipment, net of depreciation 6,649,281,604.97 Intangible assets and goodwill, net of amortization 12,474,640,828.78 Current income and other tax assets 7,848,095,919.85 Deferred income tax assets 102,297,222,002.20 Other assets 8,856,172,992.92 Total assets 1,835,894,052,616.11 Liabilities Financial liabilities at amortized cost 1,595,684,025,330.98 - Deposits from banks 476,081,694,484.98 - Deposits from customers 648,241,495,271.79 - Securities issued 348,492,084,675.77 - Subordinated debt 54,714,526,343.68 - Other financial liabilities 68,154,224,554.76 Financial liabilities measured at fair value through profit or loss 13,880,163,671.26 Other financial instruments with credit risk exposure 2,725,412,737.93 - Loan commitments and credits to be released 1,445,138,699.14 - Financial guarantees 1,280,274,038.79 Other provisions 21,749,590,762.63 Deferred income tax 833,452,840.86 Other liabilities 28,782,367,773.45 Total liabilities 1,663,655,013,117.11 Shareholders’ equity Capital 87,100,000,000.00 Treasury shares (168,624,608.00) Capital reserves 11,441,258.19 Profit reserves 91,064,886,781.95 Accumulated other comprehensive income/(loss) (5,768,663,933.14) Equity attributable to shareholders of the parent 172,239,039,499.00 Total equity 172,239,039,499.00 Total equity and liabilities 1,835,894,052,616.11 3 Statements of Financial Position | Significant Accounting Policies | Principais Políticas Contábeis SIGNIFICANT ACCOUNTING POLICIES These statements of financial position were prepared in accordance with accounting practices adopted in Brazil, applicable to institutions authorized to operate by the Central Bank of Brazil (Bacen). Including Resolution No. 4,818/20 of the National Monetary Council (CMN) and Resolution BCB No 2/20 of Bacen, and the guidelines emanating from Laws No 4,595/64 (National Financial System Law) and No 6,404/76 (Corporation Law), with the respective amendments introduced by Laws No 11,638/07 and no 11,941/09. For the accounting of the operations, the standards and instructions of the National Monetary Council (CMN) and the Central Bank of Brazil (Bacen) were used, in addition to the standards of the Securities Commission of Brazil (CVM).” For the preparation of these statements of financial position, Goodwill on acquisitions of investments in associates, subsidiaries and jointly controlled entities is presented in investments. The statements of financial position present all relevant information for understanding the changes in the Organization's equity and financial situation, in its performance and in its cash flows occurred since the end of the most recent fiscal year, including, at least, the balance of each one of the groups and subgroups of accounts that are included in the most recent financial statement. Management declares that all relevant financial information required to be presented in these statements of financial position, is being disclosed, and corresponds to the information used by it in the management of the Organization. The changes in accounting policies resulting from the adoption of CMN Resolutions No. 4,966/21 and 4,975/21 were applied prospectively on the date of their initial adoption. The Organization opted for the exemption provided by the Standard not to restate comparative information from previous periods, resulting from changes in the classification and measurement of financial instruments (including expected credit losses), in the statements of financial position for the periods of the year 2025. The effects resulting from the application of the accounting criteria established by CMN Resolution No. 4,966/21 were recorded against the accumulated profit or loss account at the net value of tax effects, and unrealized gains and losses recorded in Equity in the Other Comprehensive Income (OCI) account were adjusted against the asset value on January 1, 2025. Bradesco and its conglomerate companies opted to use the provision of paragraph 5 of CMN Resolution No. 4,975/21, so that inventory balances related to operations prior to January 1, 2025, will be treated as if the standard had been applied since 2019 (the date on which the respective lease operations standard was adopted for IFRS financial statements). The statements of financial position include estimates and assumptions, that are reviewed at least once a year: the calculation of expected on financial instruments; fair value estimates of certain financial instruments; civil, tax and labor provisions; impairment losses of non-financial assets; and the determination of the useful life of specific assets. Certain figures included in these statements of financial position have been subject to rounding. Accordingly, figures shown as totals in certain tables may not be an arithmetic aggregation of the figures that precede them. 4 Statements of Financial Position | Significant Accounting Policies | Principais Políticas Contábeis The significant accounting polices applied in the preparation of the statements of financial position are presented below: a) Functional and presentation currencies Statements of financial position are presented in Brazilian reais, which is also Bradesco’s functional currency. Real is the functional currency for all foreign branches and subsidiaries, except for Bradescard México, sociedad de Responsabilidad Limitada where the functional currency is Mexican Pesos and Bradesco Bank where the functional currency is US Dollar. Foreign branches and subsidiaries are mainly a continuation of activities in Brazil, therefore, these investments are adjusted pursuant to the accounting practices in Brazil and converted into reais according to the exchange rate of the local currency on the closing date. b) Income and expense recognition Income from financial assets and interest expenses on financial liabilities are recognized on an accrual basis in the income statement. With respect to financial assets measured at amortized cost and at fair value through other comprehensive income (FVOCI), as well as interest expenses on financial liabilities measured at amortized cost, the Organization applies the effective interest rate method, except for equity instruments. c) Cash and cash equivalents Cash and cash equivalents are represented by cash available in currency and investments in interbank deposits, whose maturity of operations, on the date of effective investment, is equal to or less than 90 days and presents an insignificant risk of change in fair value. These resources are used by Bradesco to manage its short-term commitments. d) Financial assets and liabilities I) Financial assets The Organization classifies and measures financial assets based both on business model for the management of financial assets, and on the characteristics of the contractual cash flow. The Organization classifies financial assets into three categories: (i) measured at amortized cost (AC); (ii) measured at fair value through other comprehensive income (FVOCI); and (iii) measured at fair value through profit or loss (FVTPL). - Business model: it relates to the way in which the Organization manages its financial assets to generate cash flows. The purpose of the Management for a particular business model, is: (i) to maintain the assets to receive contractual cash flows; (ii) to maintain the assets to receive the contractual cash flows and sales; or (iii) to maintain the assets for trading. When the financial assets conform to the business models (i) and (ii), the SPPI test (Solely Payment of Principal and Interest) should be applied. Financial assets held under business model (iii) are measured at fair value (FVTPL). 5 Statements of Financial Position | Significant Accounting Policies | Principais Políticas Contábeis - SPPI Test: The purpose of this test is to assess the contractual terms of the financial instruments to determine if they give rise to cash flows at specific dates that conform only to the payment of the principal and interest on the principal amount. In this sense, the principal refers to the fair value of the financial asset at the initial recognition and interest refers to the consideration for the time value of money, the credit risk associated with the principal amount outstanding for a specific period of time and other risks and borrowing costs. Financial instruments that do not fall under the aforementioned concept are measured at FVTPL, such as derivatives. • Measured at fair value through profit and loss All financial assets that do not meet the criteria of measurement at amortized cost or at FVOCI are classified as measured at FVTPL, in addition to those assets that in the initial recognition are irrevocably designated at FVTPL, if this eliminates or significantly reduces asset-liability mismatches. Financial assets measured at FVTPL are initially recorded in the statement of financial position at fair value including the transaction cost and subsequent changes are recognized immediately in income statement. Realized and unrealized gains and losses arising from changes in the fair value of non-derivative financial assets are recognized directly in the income statement under “Net gains /(losses) from financial assets and liabilities at fair value through profit or loss”. Interest income on financial assets measured at FVTPL is included in “Income from operations with securities and similar instruments • Measured at fair value through other comprehensive income They are financial assets that meet the criterion of the SPPJ test, which are held in a business model whose purpose is both to maintain the assets to receive the contractual cash flows as well as for sale. Financial assets are initially recognized at fair value, plus any income or transaction costs that are directly attributable to their acquisition or their issuance and are, subsequently, measured at fair value with gains and losses being recognized in Other Comprehensive Income. Expected loan losses are recorded in the income statement. Interest income is recognized in the statement financial position using the effective interest rate method. Dividend income is recognized within “Net gain or (loss) with securities and interbank investments” when the Organization’s right to receive payment is established. Gains or losses arising out of exchange variation on investments in debt securities classified as FVOCI are recognized in the income statement. The Organization can also make an irrevocable designation of an equity instrument for when there is no trading strategy for the category of Fair Value through Other Comprehensive Income. In this case, there is no record of any 6 Statements of Financial Position | Significant Accounting Policies | Principais Políticas Contábeis effects on the income statement of subsequent events related to this asset, except for dividends that represent the investment result itself. • Measured at amortized cost Financial assets that meet the criterion of the SPPJ test, which are held in a business model whose purpose is to maintain the assets to receive the contractual cash flows. The financial assets measured at amortized cost are assets initially recognized at fair value including direct and incremental costs, and accounted for, subsequently, at amortized cost, using the effective interest rate method. In the case of expected loan loss, it is reported a deduction from the carrying value of the financial asset and is recognized in the income statement. II) Financial liabilities The Organization classifies its financial liabilities as measured at amortized cost, using the effective interest rate method, except for financial liabilities held for trading. Financial liabilities held for trading recognized by the Organization are derivative financial instruments that are recorded and assessed at fair value, and the respective changes in fair value are immediately recognized in income statement. The Organization does not have any financial liabilities designated at fair value through profit or loss. III) Derivative financial instruments and hedge operations Derivative financial instruments are designed to meet the Organization’s own needs to manage its global exposure, as well to meet customer requests, in order to manage their positions. The transactions are recorded at their fair value considering the fair value models and methodologies adopted by Organization, and their adjustment is recorded in the income statement or equity, depending on the classification as accounting hedge (and the category of accounting hedge). Derivative financial instruments used to mitigate the risks of exposures in currencies, indexes, prices, rates or indexes are considered as hedge instruments, whose objectives are: (i) to ensure exposures remain with risk limits; (ii) change, modify or reverse positions due to market changes and operational strategies; and (iii) reduce or mitigate exposures of transactions in inactive markets, under stress or low liquidity conditions. Instruments designated for hedge accounting purposes are classified according to their nature as: • Market risk hedge: the gains and losses, realized or not, of the financial 7 Statements of Financial Position | Significant Accounting Policies | Principais Políticas Contábeis instruments classified in this category as well as the financial assets and liabilities that are the object of the hedge, are recognized in the income statement; • Cash flow hedge: the effective portion of changes in fair value of the financial instruments classified in this category is recognized, net of taxes, in a specific account in shareholders’ equity. The ineffective portion of the hedge is recognized directly in the income statement; and • Hedge of net investment in foreign operations: the financial instruments classified in this category are intended to hedge the foreign exchange variation of investments abroad, whose functional currency is different from the Brazilian real, and are accounted for in accordance with the accounting procedures applicable to cash flow hedges, that is, with the effective portion recognized in shareholders' equity, net of tax effects, and the non-effective portion recognized in the income statement. For derivatives classified in the hedge accounting category, there is a monitoring of: (i) strategy effectiveness, through prospective and retrospective effectiveness tests, and (ii) valuation of fair value of hedge instruments. IV) Write-off Financial assets are written off when there is no reasonable expectation of recovery, when the contractual rights to receive the cash flows from these assets have ceased to exist or the assets have been transferred and substantially all the risks and rewards of ownership of the assets are also transferred. Financial liabilities are written off by the Organization when they have been discharged, paid, redeemed, cancelled or expired. V) Restructuring Restructured financial assets are those in which there is a significant concessions to the counterpart, due to the relevant deterioration of its creditworthiness, which would not be granted if such deterioration did not occur. VI) Determination of fair value The determination of fair value for the majority of financial assets and liabilities is based on the market price or quotes of security dealers for financial instruments traded in an active market. The fair value for other instruments is determined using valuation techniques. The valuation techniques which include use of recent market transactions, discounted cash flow method, comparison with other instruments similar to those for which there are observable market prices and valuation models. For more commonly handled instruments, the Organization uses widely accepted valuation models that consider observable market data in order to determine the fair value of financial instruments. 8 Statements of Financial Position | Significant Accounting Policies | Principais Políticas Contábeis For more complex instruments, the Organization uses its own models that are usually developed from standard valuation models. Some of the information included in the models may not be observable in the market and is derived from market prices or rates or may be estimated on the basis of assumptions. The value produced by a model or by a valuation technique is adjusted to reflect various factors, since the valuation techniques do not necessarily reflect all of the factors that market participants take into account during a transaction. The valuations are adjusted to consider the risks of the models, differences between the purchase and sale price, credit and liquidity risks, as well as other factors. Management believes that such valuation adjustments are necessary and appropriate for the correct evaluation of the fair value of the financial instruments recorded in the statement of financial position. VII) Expected credit losses Regarding the provision for loan losses, CMN Resolution No. 4,966/21 and BCB Resolution No. 352/23 establish criteria applicable to financial instruments, including leasing operations, financial guarantees provided, credit commitments and credits to be released. The Organization assesses the credit risk and the expected losses collectively, grouping the financial instruments, managed on a mass basis, into homogeneous groups of risk according to its credit policy. The complete methodology for calculating expected losses associated with credit risk is adopted, defined in article 44 of the above resolutions, being mandatory for Segment 1 institutions (S1). The expected losses are calculated on prospective basis for financial instruments measured at amortized cost, at FVOCI (with the exception of investments in equity instruments) and financial assets measured at FVTPL in level 1 of the fair value hierarchy that are private securities or operations with characteristic of credit concession, financial guarantees, credit commitments and credits to be released. Constitution of Provision The provision for expected losses is constituted in its initial recognition based on the stage of credit risk of the financial instrument, as an expense of the period and in return to the appropriate account of the asset for financial assets and leasing or liabilities for financial guarantees, credit commitments, receivables to be released and considerations from operating leasing operations. The provision is constituted gross amount of the instrument, which include the appropriation of interest and charges (accrual) by the effective interest rate up to the moment it becomes an asset with problems of credit recovery. Bradesco establishes a provision for expected losses on credit commitments and non-cancelable credits to be released based on the present value of the estimated use of resources from credit commitments and the present value of the credits to be released. 9 Statements of Financial Position | Significant Accounting Policies | Principais Políticas Contábeis As for financial guarantees provided, the provision is constituted on the present value of the estimated future disbursements of the institution's liability, linked to financial collateral contracts provided, considering the probability of future disbursements in the event that the guaranteed counterpart does not honor the obligation in accordance with the current contractual provisions. The provision for loss is reviewed monthly, whenever there is a change in the estimate of the expected loss or in the stage of the instrument. Allocation in Stages Financial instruments are allocated in one of the three stages, from their initial recognition and will be reallocated between them as their credit risk increases or decreases, considering the emergence of relevant new facts. First stage: Instruments that are not characterized as assets with a credit recovery problem and whose credit risk has not increased significantly. A significant increase in credit risk is considered when there is a delay of more than 30 days in the payment of the principal or charges. In specific cases, a delay of payment up to 60 days can be considered, according to consistent and verifiable evidence. For the instruments allocated in the first stage, the provision corresponds to the expected loss determined by the institution, considering the probability that the instrument is characterized as a financial asset with a problem of credit recovery in the next 12 months or during the expected period of the instrument, when it is less than 12 months. Second stage: Instruments whose credit risk has increased significantly, or which are no longer characterized as assets with a credit recovery problem. For the instruments allocated in the second stage, the provision corresponds to the expected loss determined by the institution, considering the probability that the instrument is characterized as an asset with a problem of credit recovery during the whole expected period of the financial instrument. Third stage: Instruments with a credit recovery problem. In the third stage, the provision corresponds to the expected loss determined by the Group, considering that the instrument is characterized as an asset with a credit recovery problem. They are classified at this stage: the defaulted financial assets (over 90 days), those that have an indication that their obligation will not be fully honored under the agreed conditions, without the need to resort to guarantees or collaterals and restructured financial assets. All instruments of the same counterpart are relocated to the third stage, unless they present a significantly lower credit risk. These instruments have their recognition of suspended revenues (stop-accrual), and are entered into the accounts only upon receipt, on a cash basis. This approach also applies to possible gains in the restructurings. 10 Statements of Financial Position | Significant Accounting Policies | Principais Políticas Contábeis In addition, for defaulted assets (over 90 days) that are part of the third stage, provision is made for losses incurred, as a component of the provision for expected losses. This provision is calculated based on percentages, according to the portfolios (C1 to C5) and the delay ranges stipulated in BCB Resolution No. 352/23. When there is significant amortization of the operation, or when new relevant facts justify the change in the level of risk, the reclassification of the operation to the lower risk category (financial recovery), resulting in the return of the recognition of revenues (accrual) to the instruments of the third stage and reversals of provision. The financial instrument will be written off when there is no reasonable expectation of recovery. The corresponding registration is made in compensation accounts and identification controls, remaining until the exhaustion of all collection procedures for a minimum period of five years. In the case of subsequent recoveries or restructurings of financial assets previously written off, the recovered amounts are credited in the income statement up to the limit of the amount previously written off. The assets are then allocated in the third stage, with provision for expected losses equal to the total value of the instrument. Any gains from the restructuring are only recognized when effectively received, regardless of whether they are active or recovered from loss. The allocation in stages is reviewed: monthly, in the case of delays in payment of the principal and charges; every six months for instruments of the same counterpart whose amount is higher than 5% of the shareholders’ equity of the institution; once every 12 months for the other instruments, whenever new facts indicate a significant change in the quality of credit; and when the instrument is restructured. Determination Bradesco evaluates the expected loss associated with the credit risk of financial instruments based on consistent and verifiable criteria, using measurement techniques compatible with the nature and complexity of the financial instruments. The assessment of credit risk and expected loss associated with credit risk can be carried out collectively using an appropriate model for the treatment of credit risk by portfolio. Financial instruments belonging to the same homogeneous group of risk are grouped together and are defined in the credit policy and in the institution's credit management procedures as retail operations. 11 Statements of Financial Position | Significant Accounting Policies | Principais Políticas Contábeis The following parameters shall be considered in percentage terms: • Probability of Credit Recovery: Assessed based on the expected period of the financial instrument and in the current economic situation, as well as forecasts of changes in economic and market conditions. • Recovery Expectation: It considers recovery costs, characteristics of guarantees or collaterals, historical recovery rates, granting advantages to the counterpart and economic forecasts. The recovery expectation corresponds to the ratio between the present value of the expected cash flows during the credit recovery process and the value of the defined calculation base. When estimating the recovery expectation, Bradesco observes specific criteria, such as the use of the effective interest rate of the instrument in the initial recognition and the consideration of expected cash flows, both positive and negative. Methodologies and assumptions are regularly reviewed to reduce any differences between loss estimates and actual loss. e) Interest The Organization decided to use the proportional differentiated methodology for the purpose of recognizing revenue and expenses related to transaction costs by the effective interest rate of loan operations and other transactions as a credit concession classified in the amortized cost category, as provided by article No. 75 of BCB Resolution No. 352/23. The calculation of the effective interest rate includes all commissions, transaction costs, discounts or bonuses that comprise it. Transaction costs are incremental costs directly attributable to the acquisition, issuance or disposal of a financial asset or liability. Additionally, the Organization decided on some components in the use of materiality for the purposes of effective interest rate, according to article No. 13 of BCB Resolution No. 352/23. f) Income tax and social contribution Deferred tax assets, calculated on carry-forward income tax and social contribution losses and temporary differences, are recognized in “Deferred tax assets”, fair value adjustments on securities, inflation adjustment of judicial deposits, among others, are recognized in “Deferred taxes liabilities”. Deferred tax assets on temporary differences are realized when the difference between the accounting treatment and the income tax treatment reverses. Deferred tax assets on carried forward income tax and social contribution losses are realizable when taxable income is generated, up to the 30% limit of the taxable profit for the period. Deferred tax assets are recognized based on current expectations of realization considering technical studies and analyses carried out by Management. 12 Statements of Financial Position | Significant Accounting Policies | Principais Políticas Contábeis The provision for Corporate Income Tax (IRPJ) is calculated at the base rate of 15% on taxable income, plus a 10% surtax on the portion of taxable profit that exceeds the statutory threshold. The Social Contribution on Net Income (CSLL) is determined according to the nature of the entity: for banks, a 20% tax rate applies; for other financial institutions, equivalent entities and insurance companies, the applicable rate is 15%; and for other legal entities, the applicable rate is 9%. Provisions were made for income tax and social contributions, in accordance with the respective legislation in force. g) Investments i. Acquisition of investments The accounting record is made at acquisition cost, broken down into: (I) the book value of shareholders’ equity at the acquisition date; and (II) goodwill or bargain purchase arising from the acquisition of the investment, which corresponds to the difference between the acquisition cost and the book value of the shares. For investments acquired from 2022 onwards, the accounting record shall be made at acquisition cost, segregating the following components: (I) the carrying amount of shareholders’ equity; (II) the difference between the fair value and the carrying amount of assets and liabilities, if any; (III) identifiable assets and assumed liabilities that are reliably measurable but not recognized in the investee’s accounting records; and (IV) goodwill for expected future profitability, if any. ii. Associates, Jointly Controlled Entities and Subsidiaries Investments in associates and jointly controlled entities are accounted for using the equity method. The amount of goodwill based on expected future profitability (goodwill) for associates, subsidiaries and jointly controlled entities is presented together with the respective Investment. h) Premises and equipment Corresponds to rights relating to tangible assets used in the Organization’s operations. Premises and equipment are stated at acquisition cost, net of accumulated depreciation, calculated by the straight-line method based on the assets’ estimated economic useful life and adjusted for impairment, when applicable. The rights of use relating to real estate and data processing equipment are recorded as premises and equipment lease in the fixed asset. i. Organization's Leases (Lessee) 13 Statements of Financial Position | Significant Accounting Policies | Principais Políticas Contábeis As a lessee, the Organization assesses at contract inception whether a contract is, or contains, a lease. That is, if the contract conveys the right to control the use of an identified asset for a period in exchange for consideration. The Organization applies a single recognition and measurement approach for all leases, except for short-term leases and leases of low-value assets. At the beginning of a lease, the Organization recognizes a “lease liability” to make lease payments and right-of-use assets representing the right to use the underlying assets. The expenses with interest on the lease liability and expenses of depreciation of the right of use asset are recognized separately. The right of use asset is measured initially at cost value and is subsequently reduced by the accumulated depreciation and any accumulated impairment losses, when applicable. The right of use will also be adjusted in case of remeasurement of the lease liability. The depreciation is calculated in a linear fashion by the term of the leases. The lease term is defined as the non-cancellable term of the lease, together with (i) periods covered by the option to extend the lease, if the lessee is reasonably certain to exercise that option; and (ii) periods covered by the option to terminate the lease, if the lessee is reasonably certain that it will not exercise that option. The Organization has a descriptive policy for the property lease terms, which considers the business plan and management expectations, extension options and local laws and regulations. The lease liability is measured initially at the present value of the lease payments that are not made from the initial date, discounted by the incremental rate applied to each contract in accordance with the leasing term. The lease payments include fixed payments, less any lease incentives receivable, and variable lease payments that depend on an index or a rate. Variable lease payments that do not depend on an index or a rate are recognised as expenses in the period in which the event or condition that triggers the payment occurs. The incremental rate applied by the Organization takes into account the funding rate free of risk adjusted by the credit spread. Subsequently, the lease liability is adjusted to reflect the interest levied on the payment flows, re-measured to reflect any revaluation or modifications of leasing and reduced to reflect the payments made. Financial charges are recognized as a “Interest and similar expenses” and are adjusted in accordance with the term of the contracts, considering the incremental rate. The contracts and leases of properties with an indefinite period were not considered in the scope of CMN Resolution No. 4,975/21, because they are leases in which the contract can be terminated at any time without a significant penalty. In this way, the rental contract was not considered as executable. ii. Short-term leases and leases of low-value assets 14 Statements of Financial Position | Significant Accounting Policies | Principais Políticas Contábeis The Organization applies the exemption from recognition of short-term lease to its leases whose term is 12 months or less from the start date and which do not contain a purchase option. It also applies to the exemption from recognition of low-value assets. Lease payments on short-term leases and leases of low-value assets are recognized as expense over the lease term. i) Intangible assets Corresponds to acquired rights that have as object intangible assets: • Acquisition of rights to provide banking services: they are recognized at cost and amortized over the period in which the asset will contribute, directly or indirectly, to future cash flows and adjusted for impairment, where applicable; • Software: stated at cost less amortization calculated on a straight-line basis over the estimated useful life, from the date it is available for use and adjusted for impairment, where applicable. Internal software development costs are recognized as an intangible asset when it is possible to show the intent and ability to complete and use the software, as well as to reliably measure costs directly attributable to the intangible asset. These costs are amortized during the software’s estimated useful life, considering the expected future economic benefits; and j) Other assets Other assets include: - Taxes recoverable: relate to income tax and social contribution credits from previous years and prepayments made but not yet utilized; - Prepaid expenses: prepayments for benefits or provision of services that will occur in future periods. Prepaid expenses are appropriated to income statement according to the terms and amounts of expected benefits. Prepaid expenses are written off directly to income statement when the corresponding assets and rights are no longer part of the institution's assets. or when future benefits are no longer expected; - Non-financial assets held for sale: relate to assets received in settlement of distressed loans that the Organization does not intend to use and assets that the Organization previously used that will be realized by their sale, which are available for immediate sale and the disposal of which is highly probable within one year. Assets received are measured at the lower of: the fair value of the assets, net of selling expenses or gross book value of the related distressed loan. Own assets are recorded at the lower of: the fair value of the asset, net of selling expenses and its book value, net of provisions for impairment losses and accumulated depreciation or amortization; and - Investment properties: properties held to earn rental income, for capital appreciation, for both or for purposes not yet determined, but not for use in the supply of products or services or for administrative purposes. Investment properties are recorded at cost of acquisition, formation or construction, less 15 Statements of Financial Position | Significant Accounting Policies | Principais Políticas Contábeis accumulated depreciation, calculated using the straight-line method at rates that take into account the estimated economic useful life of the assets. The estimated useful life of investment properties is reviewed every 3 (three) years. Additionally, other assets also include items of lesser materiality. k) Provisions for Impairment of Assets Assets, which are subject to amortization or depreciation, are reviewed to identify impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. An impairment loss is recognized based on the excess of the carrying amount of the asset or the cash generating unit (CGU) over its estimated recoverable amount. The recoverable amount of an asset or CGU is the greater of its fair value, less costs to sell, and its value in use. For the purpose of impairment testing, the assets that cannot be tested individually are grouped together into the smallest group of assets that generates cash inflows from continuing use that are largely independent of the cash inflows of other assets or CGUs. Subject to a ceiling of the operating segments for the purpose of goodwill impairment testing, CGUs to which goodwill has been allocated are aggregated so that the level at which impairment testing is performed reflects the lowest level at which goodwill is monitored for internal reporting purposes. When assessing the value in use, projections of future results based on business and budget plans are used, and the estimated future cash flows are discounted to their present value using a discount rate before taxes that reflects the current market conditions of the time value of money and the specific risks of the asset or CGU. The Organization’s corporate assets do not generate separate cash flows and are utilized by more than one CGU. Corporate assets are allocated to CGUs on a reasonable and consistent basis and tested for impairment as part of the testing of the CGU to which the corporate asset is allocated. Impairment losses are recognized in the Income Statement. Impairment losses recognized in respect of CGUs are allocated first to reduce the carrying amount of any goodwill allocated to the CGU (or group of CGUs) and then to reduce the carrying amount of the other assets in the CGU (or group of CGUs) on a pro rata basis. l) Deposits and other financial liabilities i. Securities sold under agreements to repurchase, , borrowing and on-lending, deposits from customers, securities issued and subordinated debt They are measured at amortized cost, discounted by the effective interest rate, when applicable, accrued interest recognized on a pro rata basis with the exception of securities sold under agreements to repurchase with no restriction on resale which are measured at fair value. ii. Funding expenses 16 Statements of Financial Position | Significant Accounting Policies | Principais Políticas Contábeis Expenses incurred to issue securities are presented as a reduction in the corresponding liability and appropriated to income statement over the term of the related security. m) Provisions Provisions, contingent assets and liabilities and legal obligations The recognition, measurement and disclosure of provisions, contingent assets and liabilities and legal obligations follow the criteria established by CPC 25 - Provisions, Contingent Liabilities and Contingent Assets, approved by CMN Resolution No. 3,823/09, CVM Resolution No. 594/09 and in accordance with the Circular Letter No. 3,429/10 as follows: • Contingent Assets: these are not recognized in the financial statements, except to the extent that there are real guarantees or favorable judicial decisions, to which no further appeals are applicable, and it is considered virtually certain that cash inflows will flow to Organization. Contingent assets with a chance of probable success are disclosed in the notes to the financial statements; • Provisions: these are recognized taking into consideration the opinion of legal counsel, the nature of the lawsuits, similarity with previous lawsuits, complexity and positioning of the courts, whenever the Organization has a present obligation (legal or constructive) as a result of a past event, it is probable that an outflow of resources will be required to settle the obligation and when the amount can be reliably measured; • Contingent Liabilities: the term “contingent” is used for liabilities that are not recognized because their existence will only be confirmed by the occurrence of one or more uncertain future events beyond Management’s control. Contingent liabilities do not meet the criteria for recognition because they are considered as possible losses and should only be disclosed in the notes when relevant. Obligations deemed remote are not recognized as a provision nor disclosed; and • Legal Obligations: Provision for Tax and Social Security Risks: results from judicial proceedings in which Bradesco is contesting the applicability of tax laws on the grounds of legality or constitutionality which, regardless of the assessment of the probability of success, have their amounts fully recognized in the financial statements. n) Employee benefits The recognition, measurement and disclosure of employee benefits are made in accordance with the criteria established by CPC 33 (R1) - Employee Benefits, approved by CMN Resolution No. 4,877/20. Defined Contribution Plans Bradesco and its subsidiaries sponsor supplementary pension plans for their employees and Management. Contributions for these defined contribution plans are recognized as expenses in the Income Statement when they are incurred. Once the contributions are paid, the Organization, in the capacity of employer, has no obligation to make any additional payment. 17 Statements of Financial Position | Significant Accounting Policies | Principais Políticas Contábeis Defined Benefit Plans The Organization’s net obligation, in relation to the defined benefit plans, arises exclusively from institutions acquired and the plans are calculated separately for each plan, estimating the defined future benefit that the employees they will be entitled to post-employment leave when they leave the Organization or when they retire. Bradesco’s net obligation for defined benefit plans is calculated on the basis of an estimate of the value of future benefits that employees receive in return for services rendered in the current and prior periods. This value is discounted to its present value and is presented net of the fair value of any assets of the plan. The calculation of the obligation of the defined benefit plan is performed annually by a qualified actuary using the projected unit credit method. Remeasurement of the net obligation comprise: actuarial gains and losses; the difference between the return on plan assets and the net interest recognized on the defined benefit liability and any change in the effect of the asset ceiling (excluding interest), and is recognized in other comprehensive income. The net interest and other costs related to the defined benefit plans are recognized in the Income Statement. o) Subsequent events These refer to events occurring between the reporting date and the date the statements of financial position are authorized to be issued. They comprise the following: • Events resulting in adjustments: events relating to conditions already existing at the end of the reporting period; and • Events not resulting in adjustments: events relating to conditions not existing at the end of the reporting period. Subsequent events, if any, are described in Note 40 and are disclosed in accordance with the criteria established by CPC 24 – Subsequent Events, as approved by CMN Resolution No. 4,818/20. KPMG Auditores Independentes Ltda., a Brazilian limited liability company and a member firm of KPMG's global organization of independent member firms licensed by KPMG International Limited, a private English company limited by guarantee. 1 KPMG Auditores Independentes Ltda. Rua Verbo Divino, 1400, Conjunto Térreo ao 801 - Parte, Chácara Santo Antônio, CEP 04719-911, São Paulo - SP Caixa Postal 79518 - CEP 04707-970 - São Paulo - SP - Brasil Telefone +55 (11) 3940-1500 kpmg.com.br Report on the valuation of the equity calculated according to accounting records To Board of Directors and Management Banco Bradesco S.A. Osasco – São Paulo Data about the audit firm 1. KPMG Auditores Independentes Ltda., a company located in the city of São Paulo, at Rua Verbo Divino, 1400 – Conjunto Térreo ao 801, enrolled with the Finance Ministry's National Registry of Legal Entities under No. 57.755.217/0001-29, registered with the Regional Association of Accountants of São Paulo under No. 2SP-014428/O-6, represented by its undersigned partner, Mr. Cláudio Sertório, accountant, bearer of ID No. 16.506.015-3 , enrolled with the Individual Taxpayers' Registry (CPF) under No. 094.367.598-78 and with the Regional Association of Accountants of the State of São Paulo under No. 1SP- 212059/O-0, residing and domiciled in São Paulo, with offices at the same address of the represented party, appointed by the management of Banco Bradesco S.A. ("Bank") to value the Company's book equity as of December 31, 2025, in accordance with accounting practices adopted in Brazil applicable to institutions authorized to operate by the Central Bank of Brazil (Attachment II), the results of its work are as follows. Subject matter of the valuation 2. The purpose of the valuation of the book equity of Banco Bradesco S.A. as of December 31, 2025 is to meet the requirement set forth by article 227 of Act No. 6,404 of 1976, and the amount obtained will be used for the merger of the spun-off portion of Bradseg Participações S.A., according to the Agreement for the Merger of the Assets and Transfer of the Assets entered into between the parties on February 26, 2026. Responsibilities of Management for the financial information 3. The Bank's Management is responsible for the recording of accounting books and for the preparation of financial information in accordance with Brazilian accounting policies, and for such internal control as Management determines is necessary to enable the preparation of financial information that is free from material misstatement, whether due to fraud or error. KPMG Auditores Independentes Ltda., a Brazilian limited liability company and a member firm of KPMG's global organization of independent member firms licensed by KPMG International Limited, a private English company limited by guarantee. 2 A summary of the significant accounting policies adopted by the Bank is included in Appendix I to the valuation report. Work scope and independent auditors' responsibility 4. Our responsibility is to express a conclusion on the carrying amount of the Bank's equity as of December 31, 2025, based on the work carried out in accordance with Technical Bulletin CTG 2002, approved by Brazilian Federal Accounting Council, which provides for the application of balance sheet examination procedures. Accordingly, we have audited the Bank's Statements of Financial Position in accordance with Brazilian auditing standards, which require that the auditor comply with ethical requirements, and plan and perform the audit to obtain reasonable assurance about whether the equity calculated for preparing our valuation report is free from material misstatement. 5. An audit involves performing procedures to obtain audit evidence about recognized amounts. The procedures selected depend on our judgment, including the assessment of the risks of material misstatement of the accounting equity, whether due to fraud or error. In making those risk assessments, we consider internal control relevant to the entity's preparation and fair presentation of the Statements of Financial Position in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. An audit also includes an evaluation of the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our conclusion. Conclusion 6. According to the work carried out, we have concluded that one hundred and seventy-two billion two hundred and thirty-nine million thirty-nine thousand four hundred and ninety-nine Brazilian reais (R$172,239,039,499.00), according to the Statements of Financial Position as of December 31, 2025, recorded in the Company's books of account and summarized in Attachment I, represents, in all material respects, the equity of Banco Bradesco S.A. - Banco Bradesco S.A. is valued in accordance with accounting practices adopted in Brazil to the institutions authorized to operate by the Central Bank of Brazil (Attachment II). São Paulo, February 26, 2026. KPMG Auditores Independentes Ltda. CRC 2SP-014428/O-6 Original report in Portuguese signed by Cláudio Sertório Accountant CRC 1SP-212059/O-0

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: February 27, 2026

BANCO BRADESCO S.A.

By:	/S/Luiz Carlos Trabuco Cappi
Luiz Carlos Trabuco Cappi Chairman of the Board of Directors

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.